Execution Copy

SECOND AMENDED AND RESTATED RESEARCH AND LICENSE AGREEMENT

between

FOVEA PHARMACEUTICALS SA

and

COMBINATORX, INCORPORATED

Dated July 22, 2009

		TABLE OF CONTENTS
ARTICLE	1	Definitions	1
ARTICLE	2	Grant of Rights	12
ARTICLE	3	Collaboration Combination	16
ARTICLE	4	Licensed Combinations	19
ARTICLE	5	Consideration	21
ARTICLE	6	Intellectual Property	28
ARTICLE	7	Enforcement and Defense of Patents	31
ARTICLE	8	Confidentiality and Non-Disclosure	33
ARTICLE	9	Representations, Warranties and Covenants	37
ARTICLE	10 Indemnity		39
ARTICLE	11 Term and Termination		43
ARTICLE	12 Dispute Resolution		46
ARTICLE	13 Miscellaneous		47

10508642_

(i)

SECOND AMENDED AND RESTATED RESEARCH AND LICENSE AGREEMENT

     This Second Amended and Restated Research and License Agreement (the “Agreement”) is dated as of July 22, 2009 (the “Effective Date”) and is between Fovea Pharmaceuticals SA, a company organized and existing under the laws of, France, with an office at Institut de la Vision, 1 rue Moreau 75012 Paris, France (“Fovea”), and CombinatoRx, Incorporated, a company organized and existing under the laws of Delaware, with an office at 245 First Street, Cambridge, MA 02142 (“CombinatoRx”) and amends and restates in its entirety the Amended and Restated Research and License Agreement between Fovea and CombinatoRx (the "Amended and Restated Agreement") dated as of June 12, 2007 (the "Amended and Restated Agreement Effective Date"). Each of Fovea and CombinatoRx are sometimes referred to herein as a “Party” and together as the “Parties.”

RECITALS

(A)CombinatoRx has expertise in discovery and development of combination drugs, and has drug combinations in discovery, preclinical and clinical stages of development.

(B)	Fovea has certain proprietary in vitro and in vivo models of ophthalmic diseases, and clinical expertise in developing ophthalmic therapeutics.

(C)	The Parties wish to collaborate on a certain Collaboration Combination (defined herein) wherein Fovea would develop and commercialize in certain territories such Collaboration Combination in certain BOE Diseases.

(D)Fovea also desires to obtain an exclusive, royalty-bearing license, and CombinatoRx desires to grant such license, under certain intellectual property relating to Licensed Combinations (defined herein) for commercialization by Fovea.

(E)	The Parties entered into the Amended and Restated Agreement to effect these desires and intents and wish to amend and restate the Amended and Restated Agreement as set forth herein.

AGREEMENT

     NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1 Definitions

Unless otherwise specifically provided herein, the following terms, when used with a capital letter at the beginning, shall have the following meanings:

1.1	“AAA” has the meaning set forth in Section 12.3.

1.2	“Active Ingredient” means any component of a drug product intended to furnish pharmacological activity or other direct effect in the Treatment of disease, or to affect the structure or any function of the body of humans or other animals.

	1.3	“Additional Licensed Combinations” means the combinations listed on Exhibit
A.

	1.4	“Affiliate” means, with respect to a Person, any other Person that controls, is controlled by or is under common control with, such first Person. For purposes of this definition only, “control” means (a) to possess, directly or indirectly, the power to direct the management or policies of a Person, whether through ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise, or (b) to own, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities or other voting ownership interest of such Person or such lesser maximum ownership percentage permitted in those jurisdictions restricting foreign ownership.

     1.5 “Applicable Law” means the laws, rules and regulations, including any rules, regulations, guidelines or other requirements of Regulatory Authorities, in effect from time to time within a country or territory, as applicable.

     1.6 “BOE Disease” means the following diseases: Open-angle glaucoma; Closed-angle glaucoma and all other similar diseases as agreed to by the Parties.

1.7	“Breaching Party” has the meaning set forth in Section 11.2.

1.8	“Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1.

     1.9 “Calendar Year” means each successive period of twelve (12) calendar months commencing on January 1.

     1.10 “Chalice Database” means CombinatoRx’s proprietary database containing data related to Combinations screened by or on behalf of CombinatoRx, including the results of such screens, as such database exists on the Original Agreement Effective Date, excluding any Information in such database resulting from any Third Party Agreement. The Chalice Database includes all drug combinations that CombinatoRx has in clinical studies as of the Original Agreement Effective Date.

     1.11 “CM” means a Cytokine Modulator as a therapeutic drug containing a single active pharmaceutical ingredient or two or more active pharmaceutical ingredients where no component of the CM is tacrolimus, cyclosporine, ISAtx24, Rapamycin (Sirolimus), Pimecrolimus, Everolimus, another calcineurin inhibitor or a corticosteroid.

     1.12 “Collaboration Combination” means the combination referred to by Fovea as FOV 1801.

     1.13 “Collaboration Combination Field” means use of the Collaboration Combination by Local Administration to treat BOE Diseases.

     1.14 “Collaboration Combination IP” means, with respect to the Collaboration Combination, any Intellectual Property (i) conceived by either Party prior to the termination of the Evaluation Period for the Collaboration Combination, including any such Intellectual Property existing on the Original Agreement Effective Date, and (ii) relating to or covering the composition, manufacture, use or sale of the Collaboration Combination, and which may be necessary or useful in developing, making, using, or selling a Collaboration Product in the Collaboration Combination Field. Specifically excluded from Collaboration Combination IP is Intellectual Property pertaining to Formulation Technology, as defined in Section 3.2.1.

     1.15 “Collaboration Product” means a pharmaceutical preparation suitable for administration to a human, containing the Collaboration Combination as an Active Ingredient.

     1.16 “Combination” refers either to Collaboration Combination or Licensed Combination.

     1.17 “Combination Assessment Data” means the following: (i) the identity of the Collaboration Combination and Licensed Combinations; (ii) the identity of each component of the Collaboration Combination and Licensed Combinations; (iii) Patents Controlled by CombinatoRx covering the Collaboration Combination and Licensed Combinations, to the extent necessary to Exploit the Collaboration Combination and Licensed Combinations in the Collaboration Combination Field and Licensed Combination Field; and (iv) summary of all material CombinatoRx scientific data on the Collaboration Combination and Licensed Combinations, including research, preclinical information, and if available, a copy of the Investigator’s Brochure, to the extent necessary or useful to Exploit the Collaboration Combination and Licensed Combinations in the Collaboration Combination Field and Licensed Combination Field.

     1.18 “CombinatoRx Background Technology” means (a) CombinatoRx’s drug discovery technology (including CombinatoRx’s combination high throughput screening platform) and any Information related thereto Controlled by CombinatoRx or its Affiliates as of the Original Agreement Effective Date or thereafter; (b) Improvements made to CombinatoRx’s drug discovery technology by or on behalf of CombinatoRx and its Affiliates and/or by or on behalf of Fovea and its Affiliates; (c) the Chalice Database and any other discovery, invention, assay, products, cultures, biological materials, drugs, drug-device combinations and other materials and compositions, Controlled by CombinatoRx or its Affiliates as of the Original Agreement Effective Date or thereafter, (d) any Information related to a Combination that is conceived or developed by or on behalf of CombinatoRx and its Affiliates outside of this Agreement; and (e) Intellectual Property pertaining to any of the foregoing.

     1.19 “CombinatoRx Collaboration Combination IP” means Collaboration Combination IP that is conceived by CombinatoRx or Third Parties acting on behalf of CombinatoRx or jointly by CombinatoRx and Fovea or Third Parties acting on behalf of the Parties.

     1.20 “CombinatoRx Generated Data” means data generated and Controlled by CombinatoRx relating to a Combination.

     1.21 “CombinatoRx Licensed Combination IP” means any Intellectual Property (i) conceived by CombinatoRx and (ii) relating to or covering a Licensed Combination, and which is necessary in developing, using, selling or registering a Licensed Product. All CombinatoRx Licensed Combination IP shall be solely owned by CombinatoRx.

1.22	“CombinatoRx Territory” means North America, Singapore and South Korea.

1.23	“Commence” means, with respect to a clinical trial, that the first patient in such clinical trial has been dosed with the study drug.

     1.24 “Commercially Reasonable Efforts” means with respect to research, development, Manufacture or commercialization activities in connection with Collaboration Products and Licensed Products licensed herein, as the case may be, efforts and resources commonly used in the research-based pharmaceutical industry for products with similar commercial and scientific potential at a similar stage in their lifecycle, taking into consideration their safety and efficacy, their cost to develop, the competitiveness of alternative products, the anticipated or actual nature and extent of their market exclusivity (including Patent coverage and regulatory exclusivity), the likelihood of regulatory approval, and their estimated profitability, including the amounts of marketing and promotional expenditures and all other relevant factors.

1.25	“Complaining Party” has the meaning set forth in Section 11.2.

1.26	"Completion" means, with respect to a clinical trial, that the last patient in such clinical trial has been first dosed with the study drug.

     1.27 “Condition” shall mean any malady, disease, syndrome, trauma, injury or condition.

1.28	“Confidential Information” has the meaning set forth in Section 8.1.1.

1.29	“Control” means, with respect to any item, Combination, Information, Patent or

Intellectual Property Protection Right, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign, or grant a license, sublicense or other right to or under, such item, Combination, Information, or Intellectual Property and has the right to disclose such item, Combination, Information, Patent or Intellectual Property as provided for herein without violating the terms of any agreement with a Third Party, except to the extent that any of the foregoing rights arise by virtue of the grant of rights under this Agreement.

1.30	“Disclosing Party” has the meaning set forth in Section 8.1.1.

1.31	“Distributor” has the meaning set forth in Section 2.4.

1.32	“Dollars” means the lawful currency of the United States of America.

     1.33 “ECI” means an Enhanced Calcineurin Inhibitor as a therapeutic drug containing two or more active pharmaceutical ingredients where one of the pharmaceutical ingredients is tacrolimus, cyclosporine, ISAtx24, Rapamycin (Sirolimus), Pimecrolimus, Everolimus or another calcineurin inhibitor.

     1.34 “EMEA” means the European Agency for Evaluation of Medical Products or any successor thereto.

     1.35 “Evaluation Period” means, with respect to the Collaboration Combination, the period from the Original Agreement Effective Date to the Effective Date.

     1.36 “Exploit,” “Exploiting” or “Exploitation” means to make, use, offer for sale, sell and import, including, without limitation, to research, develop, formulate, modify, enhance, improve, optimize, Manufacture, hold/keep for inventory, lease, rent, distribute, promote, market, export, or otherwise dispose of or make available or deal in respect of, a product or process, or have an Affiliate or Third Party do any of the foregoing on behalf of a Party.

     1.37 “FDA” means the United States Food and Drug Administration and any successor agency thereto.

     1.38 “First Commercial Sale” means the first sale for monetary value for use or consumption by a member of the general public of a Licensed Product in any country in the world after receipt of all Regulatory Approvals for the sale of such product has been obtained in such country. For the avoidance of doubt, sales prior to receipt of all Regulatory Approvals, such as so-called “treatment IND sales,” “named patient sales” and “compassionate use sales,” shall not be construed as a First Commercial Sale.

     1.39 “FOE Disease” means the following diseases: Keratoconjunctivitis Sicca, also known as Dry Eye; Keratoconjunctivitis Sicca due to Sjogren’s Syndrome; Post-Surgical Inflammation; Vernal keratoconjunctivitis; Anterior Uveitis (iridocyclitis); Ophthalmic infections of the eye resulting in inflammation of the conjunctiva (conjunctivitis) by staphylococci, streptococci, enterococci, euterococci, bacillus, corynebacterium, chlamydia, and neisseria and inflammation of the cornea (keratitis) caused by the same organisms; ophthalmic infections of the eye resulting in inflammation (e.g., corneal herpes, bacterial keratitis, bacterial conjunctivitis, mycotic keratitis, acanthamebic keratitis, infectious endophthalmitis, infectious corneal ulcer and the like); Inflammation due to ocular trauma; Inflammation after cataract surgery; Giant Papillary Conjunctivitis; Corneal ulcer (e.g., Mooren's ulcer, corneal ulcer subsequent to chronic rheumatoid arthritis or collagen disease, Terrien's margine degeneration, catarrhal corneal ulcer, infectious corneal ulcer); Corneal Trauma; Corneal Graft Rejection; Contact lens-induced Keratoconjunctivitis; Conjunctivitis; Chronic anterior uveitis; Atopic keratoconjunctivitis; Allograft Rejection; Allergic Conjunctivitis; Alkaline erosive keratoconjunctivitis; Allergic keratitis; Behcet's syndrome; Diabetic keratophathy; Episcleritis; Iritis; Keratoconus; Keratoconjunctival inflammatory disease; Necrotic keratitis; Neuroparalytic keratitis; Scleritis; Ocular rosacea; Ocular herpes; Rubeosis iritis; Sympathetic ophthalmia; Stevens-Johnson syndrome (erythema multiforme major); Phacoanaphylaxis; Corneal neovascularization (inflammatory, transplantation, developmental hypoplasia of the iris); Vitamin A insufficiency-induced keratomalacia; Papillitis; Ophthalmic pemphigoid; Map-dot-

fingerprint dystrophy; Lattice dystrophy; Iridocorneal endothelial syndrome; Herpes zoster (shingles); Blepharitis; and, to the extent approved by the Parties pursuant to this Agreement, Pan Uveitis, and all other similar diseases as agreed to by the Parties.

     1.40 “Fovea Background Technology” means (a) Fovea’s proprietary in vitro and in vivo models of ophthalmic diseases as of the Original Agreement Effective Date or during the Evaluation Period; (b) Improvements made by Fovea to the foregoing; and (c) Intellectual Property pertaining to any of the foregoing.

     1.41 “Fovea Collaboration Combination IP” means Collaboration Combination IP that is conceived by Fovea or Third Parties acting on behalf of Fovea.

     1.42 “Fovea Generated Data” means data generated by Fovea relating to a Combination.

     1.43 “Fovea Licensed Combination IP” means any Intellectual Property conceived by Fovea and relating to a Licensed Combination or the Manufacture or use thereof.

     1.44 “Fovea Territory” means all countries in the world, but excluding countries in the CombinatoRx Territory and the Shared Territory.

     1.45 “Heads” means the Chief Executive Officer of CombinatoRx and the Chief Executive Officer of Fovea.

     1.46 “Improvements” means patentable or material non-patentable improvements, variations, updates, adaptations, modifications or upgrades or enhancements.

     1.47 “IND” means an application submitted to a Regulatory Authority to initiate human clinical studies, including (a) an Investigational New Drug application or any successor application or procedure filed with the FDA, (b) any foreign equivalent of a U.S. Investigational New Drug application, and (c) all supplements and amendments that may be filed with respect to the foregoing.

1.48	“Indemnification Claim Notice” has the meaning set forth in Section 10.3.

1.49	“Indemnified Party” means a Party seeking to recover a Loss under Section 10.1 or 10.2.

     1.50 “Indemnifying Party” means a Party from whom recovery of a Loss is sought under Section 10.1 or 10.2.

1.51	“Indemnitee” has the meaning set forth in Section 10.3.

1.52	“Indirect Taxes” means value added taxes, sales taxes, consumption taxes and other similar taxes.

     1.53 “Information” means all technical, scientific and other know-how and information, trade secrets, knowledge, technology, means, methods, processes, principles,

practices, formulae, instructions, documentation, skills, techniques, procedures, experiences, ideas, inventions, discoveries, technical assistance, designs, drawings, reports, procedures, computer programs, apparatuses, specifications, data, results and other information and material, including without limitation: the process and results of high-throughput screening and any other drug discovery and development technology; biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols; assays and biological methodology; Manufacturing and quality control procedures and data, including test procedures; and synthesis, purification and isolation techniques, (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed.

     1.54 “Intellectual Property” means any and all ideas, inventions, discoveries, knowhow, data, databases, documentation, reports, materials, writings, designs, computer software, processes, principles, methods, techniques and other information, including, without limitation, Patents, trademarks, service marks, trade names, registered designs, design rights, copyrights (including rights in computer software and database rights) and any rights similar to any of the foregoing in any part of the world, whether registered or not, together with the right to apply for the registration of any such property.

     1.55 “Key Statistical Analysis Availability” means the date on which the statistical analysis of the primary endpoint and safety data of a clinical trial is available in written form for evaluation.

     1.56 “Knowledge” means a Party’s and its Affiliates’ understanding in good faith of the relevant facts and information resulting from the reasonable conduct of its business affairs, but without the requirement of performing an investigation with respect to any such facts and information.

     1.57 “Licensed Combination” means Prednisporin and the Additional Licensed Combinations.

     1.58 “Licensed Combination Field” means use of Licensed Combinations for treating FOE Diseases by Local Administration.

1.59 “Licensed Information” means Information which is Controlled by

CombinatoRx as of the Original Agreement Effective Date or thereafter through the Term of this Agreement and which is necessary for the evaluation of the Collaboration Combination or Licensed Combinations or Exploitation of the Collaboration Combination or Licensed Combinations or Collaboration Products and/or Licensed Products, but excluding any Information to the extent covered by a Valid Claim within the Licensed Patents.

     1.60 “Licensed Patents” means all Patents anywhere in the world covering or directed to the composition, Manufacture, or use of the Collaboration Combination or Licensed Combinations, (alone or in combination with other compounds or substances and/or in combination with therapeutic devices), Collaboration Products, and/or Licensed Products, having any application within the Collaboration Combination Field or Licensed Combination Field, in

all such cases Controlled by CombinatoRx and/or its Affiliates as of or after the Original Agreement Effective Date and through the Term of this Agreement.

     1.61 “Licensed Product” means a pharmaceutical preparation suitable for administration to a human, containing a Licensed Combination as an Active Ingredient.

     1.62 “Local Administration” means local ophthalmic delivery to the surface or interior of the eye.

     1.63 “Losses” means any and all direct liability, damage, loss or expense, including interest, penalties and reasonable lawyers’ fees and disbursements. In calculating Losses, the duty to mitigate on the part of the Party suffering the Loss shall be taken into account.

     1.64 “Manufacture” and “Manufacturing” means, with respect to a product or compound, the synthesis, manufacturing, processing, formulating, compounding, filling, finishing, packaging, labeling, holding and quality control testing of such product or compound.

1.65 “Net Sales” means the gross invoiced amount on sales of the Licensed

Combinations or Licensed Products by Fovea, its Sublicensees and its Affiliates to Third Parties (including Distributors, but excluding Sublicensees) less the total of following deductions to the extent actually incurred:

(a)	normal and customary trade, quantity and prompt settlement discounts (including chargebacks and allowances) actually allowed and not otherwise deducted from the amount invoiced;

(b)	amounts repaid or credited by reason of rejection, returns or recalls of goods, rebates, bona fide price reductions and amounts written off by reason of uncollectible debt, in all cases as determined by Fovea or its Affiliates in good faith;

(c)	rebates and similar payments made with respect to sales paid for by any governmental or Regulatory Authority such as, by way of illustration and not in limitation of the Parties’ rights hereunder, federal or state Medicaid, Medicare or similar state program in the United States or equivalent governmental program in any other country;

(d)	excise taxes, Indirect Taxes, customs duties, customs levies and import fees imposed on the sale, importation, use and/or distribution of the Licensed Combinations or Licensed Products actually invoiced;

(e)	reasonable and customary transportation costs, distribution expenses, special packaging and related insurance charges actually invoiced, excluding commissions and fees paid to Third Party distributors; and

(f)	any other similar deductions that are actually credited to the customer and are consistent with generally accepted accounting principles, or in the case of non-United States sales, other applicable accounting standards.

In the case of any other sale or other disposal for value, such as barter or counter-trade, of any Licensed Combinations or Licensed Products, or part thereof, Net Sales shall be calculated as above on the fair market value of the consideration given. In the case of any sale which is not invoiced or is delivered before invoice, Net Sales shall be calculated as of time of shipment. Net Sales shall be calculated using Fovea’s internal systems used to report such sales, which reporting is done in accordance with GAAP consistently applied, as adjusted for any of items (a) to (f) above not taken into account in such systems.

     1.66 “North America” means the United States, its possessions and territories, Canada and Mexico.

     1.67 “Ophthalmic Combination” means drug combination that consists of two drugs, each of which is approved by a Regulatory Authority for any indication of the eye.

     1.68 “Original Agreement” means the Research and License Agreement between Fovea and CombinatoRx dated as of January 30, 2006.

1.69	“Original Agreement Effective Date” means January 30, 2006.

1.70	“Patent Coverage” means, for a particular Licensed Product in a given country,

there exists a Valid Claim within the CombinatoRx Licensed Combination IP or Fovea Licensed Combination IP, in such country (assuming, with respect to patent applications, that the Valid Claims included in such application are issued as set forth in such patent applications) that, but for the license granted to Fovea under this Agreement, would have been infringed by the Manufacture, use or sale of such Licensed Product in such country.

     1.71 “Patents” means (a) all national, regional and international patents and patent applications, including provisional patent applications, (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, and continued prosecution applications, (c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b) and (c)), and (e) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.

1.72	“Payments” has the meaning set forth in Section 5.13.1.

1.73	“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

     1.74 “Phase I Study” shall mean a study of a Collaboration Product or Licensed Product in human volunteers or patients the purpose of which is preliminary determination of safety and tolerability of one or more dosing regimens and for which there are no primary endpoints (as recognized by FDA or other Regulatory Authorities) in the protocol relating to efficacy.

1.75	“Phase II Study” shall mean a Phase II(a) Study or a Phase II(b) Study.

1.76	“Phase II(a) Study” shall mean a preliminary efficacy and safety study of a

Collaboration Product or Licensed Product in the target patient population designed to demonstrate clinical proof of concept.

     1.77 “Phase II(b) Study” shall mean an efficacy and safety study of a Collaboration Product or Licensed Product to evaluate further any preliminary efficacy observed for, and the safety of, the Collaboration Product or Licensed Product in the target patient population and/or to provide data that may be useful in the design of subsequent studies of the Collaboration Product or Licensed Product such as Phase III Studies or Pivotal Trials, including, but not limited to dose level, dose ratio, and dose regimen.

     1.78 “Phase III Study” shall mean a controlled study to confirm with statistical significance the efficacy and safety of a Collaboration Product or Licensed Product performed to obtain marketing and/or manufacturing approval for the product in any country.

     1.79 “Pivotal Trial” means a clinical study conducted among the intended patient population, of a size and rigor sufficient to support the filing of an application for Regulatory Approval of a Collaboration Product or Licensed Product.

	1.80	“Prednisporin” means the combination of prednisolone acetate and cyclosporine
A.
	1.81	“Receiving Party” has the meaning set forth in Section 8.1.1.
	1.82	“Regulatory Approval” means, with respect to a country in a territory, any and all approvals, licenses, registrations or authorizations of any Regulatory Authority necessary to commercially Manufacture, distribute, sell or market a Collaboration Product or Licensed Product in such country, including, where reasonably required to engage in such activities, (a) pricing or reimbursement approval in such country, (b) pre- approval marketing authorizations (including any prerequisite Manufacturing approval or authorization related thereto), and (c) labeling approval.

     1.83 “Regulatory Authority” means any applicable supra-national, federal, national, regional, state, provincial or local regulatory agency, department, bureau, commission, council or other government entity regulating or otherwise exercising authority with respect to the Exploitation of the Combinations, Licensed Products and/or Collaboration Products in a country or territory. The term “Regulatory Authority” includes, but is not limited to, the FDA, the European Agency for the Evaluation of Medicinal Products, European Member State Competent Authorities and the Ministry of Health, Labour and Welfare.

     1.84 “Regulatory Documentation” means all applications, registrations, licenses, authorizations and approvals (including all Regulatory Approvals), all correspondence submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents and all clinical studies and tests, relating to any Combination, Collaboration Product or Licensed Product, and all data contained in any of the foregoing, including all applications related to obtaining Regulatory Approval, Regulatory Approvals, regulatory drug lists, advertising and promotion documents, adverse event files and complaint files.

     1.85 “Returned Collaboration Combinations” means, excluding the Collaboration Combination, the (i) SSA drug combinations in the Chalice Database identified in writing by Fovea as Collaboration Combinations prior to the Amended and Restated Agreement Effective Date, (ii) ECI drug combinations in the Chalice Database identified in writing by Fovea prior to the Amended and Restated Agreement Effective Date and (iii) CM drug combinations in the Chalice Database identified in writing by Fovea prior to the Amended and Restated Agreement Effective Date.

     1.86 “Returned Combination Dossier” means, with respect to a Returned Collaboration Combination or a Returned Licensed Combination, all data, information and materials generated by or on behalf of Fovea from the conduct of all formulation studies, including commercial formulation, pre-clinical studies and clinical development studies, including, to the extent necessary, toxicology, Phase I, Phase II, and pharmacokinetic studies.

     1.87 “Returned Licensed Combinations” means, excluding the Licensed Combinations, the SSA drug combinations in the Chalice Database identified in writing by Fovea as Licensed Combinations prior to the Amended and Restated Agreement Effective Date.

     1.88 “Shared Territory” means Japan and Taiwan. The Parties shall have equal rights in the Shared Territory in accordance with the terms of this Agreement.

     1.89 “SSA” a Selective Steroid Amplifier as a therapeutic drug containing two or more active pharmaceutical ingredients where one of the agents is a corticosteroid.

1.90	“Sublicensee” has the meaning set forth in Section 2.3.1.

1.91	“Subsequent CombinatoRx Collaboration Combination IP” means any

Intellectual Property (i) Controlled by CombinatoRx, (ii) relating to or covering the

Collaboration Combination, which may be necessary or useful in developing, using, selling or registering a Collaboration Product, and (iii) conceived after the termination of the Evaluation Period.

     1.92 “Subsequent Fovea Collaboration Combination IP” means any Intellectual Property (i) Controlled by Fovea, (ii) relating to or covering the Collaboration Combination, and which may be necessary or useful in developing, using, selling or registering a Collaboration Product, and (iii) conceived after the termination of the Evaluation Period.

     1.93 “Target Dossier” shall mean, with respect to the Collaboration Combination, all data, information and materials generated by or on behalf of Fovea from the conduct of all formulation studies, including commercial formulation, pre-clinical studies and clinical development studies, including, to the extent necessary, toxicology, Phase I, Phase II, and pharmacokinetic studies.

1.94	“Term” has the meaning set forth in Section 11.1.

1.95	“Third Party” means any Person not including the Parties or the Parties’

respective Affiliates.

     1.96 “Third Party Agreement” means all license, research and/or other agreements entered into by CombinatoRx prior to or following the Effective Date.

1.97	“Third Party Claim” has the meaning set forth in Section 10.1.

1.98	“Trademark” means any word, name, symbol, color, designation or device or any combination thereof, including any trademark, trade dress, brand mark, trade name, brand name, logo or business symbol used by the Parties in connection with the licensed Collaboration Combination, Collaboration Products, Licensed Combinations or Licensed Products.

     1.99 “Treatment” or “Treat” means diagnosis, palliation, monitoring, cure, mitigation, treatment or prevention.

     1.100 “United States” or “U.S.” means the United States of America, including its territories, possessions and Puerto Rico.

     1.101 “Valid Claim” means a claim in a pending patent application or an issued and unexpired patent that (a) has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction not subject to further appeal, (b) has not been revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal, (c) has not been rendered unenforceable through disclaimer, abandonment, withdrawal or otherwise, and (d) with respect to a claim in a pending patent application, such claim is being actively prosecuted in good faith and is believed in good faith to meet the requirements of patentability in the relevant jurisdiction.

ARTICLE 2 Grant of Rights

2.1	Collaboration Combination.

	2.1.1	License Grants to Fovea.

(a) Collaboration Combination Research License. Subject to the terms and conditions of this Agreement, CombinatoRx hereby grants to Fovea a royalty-free, co-exclusive (with CombinatoRx for its internal activities), worldwide right and license, without the right to sublicense, under the CombinatoRx Collaboration Combination IP and CombinatoRx’s interest in the Fovea Collaboration Combination IP to use the Collaboration Combination in the

Collaboration Combination Field solely for the purpose of conducting research, preclinical studies and clinical Phase I and Phase II studies of the Collaboration Combination.

     (b) Collaboration Combination Exploitation License. Subject to the terms and conditions of this Agreement and delivery of the Target Dossier in accordance with Section 3.3.5, CombinatoRx hereby grants to Fovea a royalty-free, exclusive (which shall be co-exclusive with CombinatoRx for the purpose of conducting clinical studies but not for otherwise Exploiting the Collaboration Combination under this Section) right and license, with the right to grant sublicenses, under the CombinatoRx Collaboration Combination IP, CombinatoRx’s interest in the Fovea Collaboration Combination IP, with respect to jointly owned Fovea Collaboration Combination IP pursuant to Section 6.1.1, and Subsequent CombinatoRx Collaboration Combination IP (i) to conduct Phase III Studies of the Collaboration Combination in the Collaboration Combination Field anywhere in the world and (ii) to Exploit the Collaboration Combination and all Collaboration Products in the Collaboration Combination Field in the Fovea Territory.

     (c) Right of Reference to Data. Subject to the terms and conditions of this Agreement and delivery of the Target Dossier in accordance with Section 3.3.5, CombinatoRx hereby grants to Fovea an exclusive, royalty free right of reference to (i) Fovea Generated Data generated prior to the end of the Evaluation Period and (ii) CombinatoRx Generated Data generated prior to the end of the Evaluation Period, in each case for Fovea to Exploit Collaboration Products in the Collaboration Combination Field in the Fovea Territory. For the avoidance of doubt, CombinatoRx shall not be restricted from granting additional rights of reference to the data described in this Section to Third Parties for uses other than those specifically described in this Section.

     2.1.2 License Grant to CombinatoRx. Subject to the terms and conditions of this Agreement and in addition to the grants of rights in Sections 3.2.1(a) and 3.2.1(b), Fovea hereby grants to CombinatoRx:

(a)	a royalty-free, exclusive (which shall be co-exclusive with Fovea) right and license, with the right to grant sublicenses, under Fovea’s interest in all Fovea Collaboration Combination IP that is jointly owned by the Parties to conduct clinical studies for Collaboration Products in the Collaboration Combination Field anywhere in the world and a royalty-free, exclusive (which shall be exclusive even as to Fovea) right and license, with the right to grant sublicenses, under Fovea’s interest in all Fovea Collaboration Combination IP that is jointly owned by the Parties pursuant to Section 6.1.1 to otherwise Exploit Collaboration Products in the Collaboration Combination Field in the CombinatoRx Territory;

(b)	a royalty-free, non-exclusive right and license, with the right to grant sublicenses, under Fovea’s interest in all Fovea Collaboration Combination IP that is solely owned by Fovea pursuant to Section 6.1.1 to Exploit the Collaboration Combination, Collaboration Products and

other products other than Collaboration Products for any purpose anywhere in the world;

(c)	a royalty-free, exclusive right and license, with the right to grant sublicenses, under Fovea’s interest in all Fovea Collaboration Combination IP that is jointly owned by the Parties pursuant to Section 6.1.1 to Exploit products other than Collaboration Products for any purpose anywhere in the world; and

(d)	a royalty-free, exclusive (which shall be co-exclusive with Fovea for the purpose of conducting clinical studies but not for otherwise Exploiting the Collaboration Combination under this Section) right and license, with the right to grant sublicenses, under Subsequent Fovea Collaboration Combination IP to conduct Phase III Studies (or their equivalent) of the Collaboration Combination in the Collaboration Combination Field anywhere in the world and to Exploit the Collaboration Combination and Collaboration Products in the Collaboration Combination Field in the CombinatoRx Territory.

     2.1.3 Right of Reference to Data after Evaluation Period. Subject to the terms and conditions of this Agreement, Fovea hereby grants to CombinatoRx an exclusive, royalty free right of reference to Fovea Generated Data for CombinatoRx to Exploit the Collaboration Combination in the Collaboration Combination Field in the CombinatoRx Territory. For the avoidance of doubt, Fovea shall not be restricted from granting additional rights of reference to the data described in this Section to Third Parties for uses other than those specifically described in this Section.

2.1.4	Co-Exclusive Licenses.

(a) Subject to the terms and conditions of this Agreement and delivery of the Target Dossier in accordance with Section 3.3.5, CombinatoRx hereby grants to Fovea a royalty-free, co-exclusive right and license, with the right to grant sublicenses as set forth below in Section 2.1.4(c), under Collaboration Combination IP and Subsequent CombinatoRx Collaboration Combination IP to Exploit the Collaboration Combination and Collaboration Products in the Collaboration Combination Field in the Shared Territory.

     (b) Subject to the terms and conditions of this Agreement, Fovea hereby grants to CombinatoRx a royalty-free, co-exclusive right and license, with the right to grant sublicenses as set forth below in Section 2.1.4(c), under Subsequent Fovea Collaboration Combination IP to Exploit the Collaboration Combination and Collaboration Products in the Collaboration Combination Field in the Shared Territory.

     (c) Neither Party may grant sublicenses of rights obtained under Section 2.1.4 unless both Parties agree to grant sublicenses of their rights under Section 2.1.4 to any particular sublicensee.

2.2 Licensed Combinations

2.2.1	License Grants to Fovea

(a) Licensed Combination License. Subject to the terms and

conditions of this Agreement, CombinatoRx hereby grants to Fovea a royalty-bearing, exclusive (even as to CombinatoRx) worldwide right and license, with the right to grant sublicenses, under the CombinatoRx Licensed Combination IP and CombinatoRx’s interest in the Fovea Licensed Combination IP to use Licensed Combinations in the Licensed Combination Field to Exploit Licensed Products.

     (b) Right of Reference to Data. Subject to the terms and conditions of this Agreement, CombinatoRx shall grant to Fovea a right of reference to CombinatoRx Generated Data for Fovea to Exploit Licensed Products in the Licensed Combination Field.

2.2.2	License Grants to CombinatoRx

(a) Fovea hereby grants a royalty-free, exclusive (even as to Fovea),

worldwide right and license to CombinatoRx, with the right to grant sublicenses, under Fovea’s interest in the Fovea Licensed Combination IP, to Exploit products outside the Licensed Combination Field.

     (b) Right of Reference to Data. Fovea hereby grants to CombinatoRx a right of reference to the Fovea Generated Data relating to Licensed Combinations, for CombinatoRx to Exploit products outside the Licensed Combination Field.

2.3	Sublicenses.

2.3.1 By Fovea. Fovea has the right to grant sublicenses, through multiple tiers of sublicensees, to the extent permitted under the licenses granted in Section 2.1.1 and Section 2.2.1, to its Affiliates and to any other Persons to the extent of the license to which any such sublicense relates. An agreement by Fovea not to assert any rights granted to it under Section 2.1 or Section 2.2 shall be considered a sublicense of such right for the purposes of this Agreement. Where Fovea grants a sublicense to a Person that is not an Affiliate of Fovea, and such Person is not a Distributor, such Person shall be a “Sublicensee” for purposes of this Agreement. Fovea shall ensure that all Persons to which it grants sublicenses will comply with all terms and conditions of this Agreement and be bound by indemnification obligations to CombinatoRx of a scope not less than the indemnification obligations of Fovea contained herein, and Fovea shall remain liable for any breach of this Agreement by a Sublicensee. Fovea shall provide notice of the granting of any sublicense hereunder promptly following the making of such grant. Such notice shall identify the Sublicensee and the territory of the sublicense.

     2.3.2 By CombinatoRx. CombinatoRx has the right to grant sublicenses, through multiple tiers of sublicensees to the extent permitted under the licenses granted in Section 2.1.2 and Section 2.2.2, to its Affiliates and to any other Persons to the extent of the license to which any such sublicense relates. An agreement by CombinatoRx not to assert any rights granted to it under Section 2.1 or Section 2.2 shall be considered a sublicense of such right for the purposes of this Agreement. CombinatoRx shall ensure that all Persons to which it grants sublicenses will comply with all terms and conditions of this Agreement and be bound by indemnification obligations to Fovea of a scope not less than the indemnification obligations of CombinatoRx contained herein, and CombinatoRx shall remain liable for any breach of this Agreement by a sublicensee. CombinatoRx shall provide notice of the granting of any sublicense hereunder promptly following the making of such grant. Such notice shall identify the sublicensee and the territory of the sublicense.

     2.3.3 By CombinatoRx and Fovea. The Parties shall have the joint right to grant sublicenses, through multiple tiers of sublicensees, under the licenses granted in Section 2.1.3, to its Affiliates and to any other Persons in the Shared Territory

     2.4 Distributorships. The Parties have the right, in their sole discretion, to appoint their Affiliates, who shall have the right, in their sole, respective discretion, to appoint any other Persons, in its territory or in any country of its territory, to distribute, market and sell those products for which Exploitation rights have been granted hereunder. Where a Party or its Affiliates appoints such a Person that is not an Affiliate of such Party, that Person shall be a “Distributor” for purposes of this Agreement.

ARTICLE 3 Collaboration Combination

     3.1 Combination Assessment Data. Fovea acknowledges that CombinatoRx has provided to Fovea all Combination Assessment Data for the Collaboration Combination.

3.2	Formulations of the Collaboration Combination.

3.2.1 Formulation Technology. Fovea shall be responsible for developing or obtaining from Third Parties at its election all technology necessary to develop commercial formulations of the Collaboration Combination (as so developed or obtained by Fovea, the “Formulation Technology”). All Formulation Technology and Intellectual Property pertaining thereto shall be owned by Fovea.

     (a) Fovea Developed Technology. In the event that Fovea has developed any Formulation Technology prior to the Original Agreement Effective Date or develops any Formulation Technology at any time after the Original Agreement Effective Date, Fovea shall, and does hereby, grant to CombinatoRx a royalty-free, fully paid up, right and license, with the right to grant sublicenses, in the CombinatoRx Territory and the Shared Territory to use such Formulation Technology solely for the Exploitation of Collaboration Products in the Collaboration Combination Field.

     (b) Fovea In-Licensed Technology. In the event that Fovea has in-licensed any Formulation Technology from a Third Party prior to the Original Agreement Effective Date or in-licenses any Formulation Technology at any time after the Original Agreement Effective Date, then (i) Fovea shall, and does hereby, grant to CombinatoRx a sublicense, with the right to grant further sublicenses, in the CombinatoRx Territory and the Shared Territory to use such Formulation Technology solely for the Exploitation of Collaboration Products in the Collaboration Combination Field, (ii) CombinatoRx shall pay royalties that may be owed to the Third Party licensing such Formulation Technology to Fovea on sales of Collaboration Products utilizing such Formulation Technology in the CombinatoRx

Territory, and (iii) the Parties shall each pay 50% of the royalties that may be owed to the Third Party licensing such Formulation Technology to Fovea on sales of Collaboration Products utilizing such Formulation Technology in the Shared Territory.

     3.2.2 Costs. Fovea shall be responsible for any and all costs necessary for developing, acquiring or licensing the Formulation Technology.

     3.2.3 Formulations Sold to CombinatoRx. If requested by CombinatoRx, Fovea shall supply formulated Collaboration Combination for the purpose of CombinatoRx conducting Phase III Studies and for commercializing a Collaboration Product, at the same price paid by Fovea to a Third Party manufacturer. CombinatoRx shall have the right to obtain formulated Collaboration Combination from the Third Party manufacturer Fovea uses to manufacture the formulated Collaboration Combination; and to use a Third Party manufacturer to manufacture the formulated Collaboration Combination if Fovea’s manufacturer cannot provide a sufficient supply to meet CombinatoRx’s requirements, and Fovea shall license to such Third Party manufacturer any necessary and useful intellectual property to manufacture formulated Collaboration Combination.

3.3	Diligence Obligations.

3.3.1 Development and Regulatory Approval Diligence. Fovea (itself or through its Affiliates or a Sublicensee) shall use Commercially Reasonable Efforts to research, develop, formulate, Manufacture and seek Regulatory Approval the Collaboration Combination in at least one BOE Disease indication in the Fovea Territory.

     3.3.2 Written Report. Within thirty (30) days after the end of each Calendar Quarter following the date hereof, Fovea shall provide to CombinatoRx a written report summarizing development results and activities with respect to the Collaboration Combination from the preceding Calendar Quarter.

     3.3.3 Commercialization Diligence. In addition to the requirements of this Section to develop the Collaboration Combination pursuant to Section 3.3.1, Fovea shall use Commercially Reasonable Efforts to commercialize Collaboration Products in each jurisdiction in the Fovea Territory for which Regulatory Approval has been obtained.

3.3.4 Breach of Diligence Obligations.

     (a) Notification and Meeting. If at any time CombinatoRx has a reasonable basis to believe that Fovea is in breach of its obligations under Sections 3.3.1 or 3.3.3, then CombinatoRx shall notify Fovea in writing, specifying the basis for its belief, and the Parties shall meet within fifteen (15) days after such written notice to discuss in good faith for a period of not more than fifteen (15) days CombinatoRx's concerns and Fovea's development activities with respect to the Collaboration Combination.

     (b) Right of Termination for Certain Breaches. If, CombinatoRx has notified Fovea pursuant to Section 3.3.4(a) of a breach of Section 3.3.1 and, after such good faith discussions described in Section 3.3.4(a), CombinatoRx continues to believe that Fovea is in breach of its obligations under Section 3.3.1, CombinatoRx may, immediately exercise its right of termination provided under Section 11.3.

     (c) Right of Termination for Certain Breaches. If CombinatoRx has notified Fovea pursuant to Section 3.3.4(a) of a breach of Section 3.3.3 and if, after such good faith discussions described in Section 3.3.4(a), (i) CombinatoRx continues to believe that Fovea is in breach of its obligations under Section 3.3.3 and (ii) Fovea has not rectified such breach within sixty (60) days of meeting with CombinatoRx pursuant to Section 3.3.4(a) (or, if such failure cannot be rectified within such sixty (60) day period, if Fovea does not commence reasonable actions to rectify such breach within such period and thereafter does not diligently pursue such actions), CombinatoRx may, subject to the provisions of Section 12, exercise its right of termination provided under Section 11.3.

     (d) Notwithstanding anything else contained in this Agreement, Fovea shall not be deemed to be in breach of its obligations under this Section 3.3 if it fails to achieve a required action under this Section 3.3 within the required timeframe due to the failure of the Collaboration Combination to meet necessary scientific or regulatory endpoints for any such required action to be undertaken.

     3.3.5 Target Dossier. Within thirty (30) days following the earlier of (i) Key Statistical Analysis Availability for a Phase II(b) Study of the Collaboration Combination or (ii) termination of this Agreement with respect to the Collaboration Combination pursuant to Section 3.3.4(b) or 3.3.4(c), Fovea shall submit to CombinatoRx the Target Dossier for the Collaboration Combination which Target Dossier may be used by CombinatoRx to Exploit the Collaboration Combination in the CombinatoRx Territory.

     3.3.6 Non Delivery of Target Dossier. In the event that Fovea does not deliver the Target Dossier to CombinatoRx for the Collaboration Combination within the time period described in Section 3.3.5, such failure will be deemed a material breach of this Agreement.

     3.3.7 Termination of the Collaboration Combination by Fovea. In the event that Fovea decides to not continue development of the Collaboration Combination, Fovea shall have the ability to terminate development of the Collaboration Combination for any reason approved by CombinatoRx in writing, by providing written notice of such action to CombinatoRx, with such notice accompanied by the Target Dossier for the Collaboration Combination. In such event, all grants of Intellectual Property relating to the Collaboration Combination shall terminate, Fovea shall assign to CombinatoRx its rights in the Fovea Collaboration Combination IP, Fovea Generated Data and Regulatory Documentation, with respect to the Collaboration Combination and CombinatoRx shall have the right to pursue development of the Collaboration Combination for any indication. Such termination shall relieve Fovea from the applicable obligations under Sections 3.3.1 through 3.3.3 and shall not be deemed to be a breach pursuant to Section 11.3.

     3.4 Shared Territory. The Parties shall have co-exclusive rights in the Shared Territory to Exploit the Collaboration Combination, including development, commercialization and licensing. All decisions regarding Exploitation of the Collaboration Combination or Collaboration Products in the Shared Territory shall be made by mutual agreement of the Parties;

provided that, such decisions shall not be subject to Section 12.3 if the Parties are unable to reach agreement regarding such Exploitation.

     3.5 Returned Collaboration Combinations. The Parties hereby agree that as of the Effective Date, Fovea shall have no rights, title or interest in or to the Returned Collaboration Combinations and all grants of Intellectual Property by CRXX to Fovea relating to the Returned Collaboration Combinations have terminated. Fovea hereby assigns all its rights, title and interest in and to Fovea Generated Data, Information, Improvements, Intellectual Property, Regulatory Documentation and the applicable Returned Combination Dossiers generated in connection with activities undertaken by or on behalf of Fovea in connection with the Original Agreement or the Amended and Restated Agreement with respect to the Returned Collaboration Combinations. At CombinatoRx’s request, Fovea shall execute all necessary documents to effectuate the above assignments. Fovea shall promptly return to CombinatoRx all

CombinatoRx Confidential Information related to the Returned Collaboration Combinations. CombinatoRx shall have the full and sole right to pursue development of and Exploit the Returned Collaboration Combinations for any and all indications.

ARTICLE 4 Licensed Combinations

     4.1 Diligence Obligations. Fovea (itself or through its Affiliates or a Sublicensee) shall meet the following obligations:

     4.1.1 Development of Prednisporin. Fovea (itself or through its Affiliates or a Sublicensee) shall:

(i) Commence a Phase II Study of Prednisporin prior to March 31, 2010;

(ii) complete the first Phase II(b) Study of Prednisporin prior to December

31, 2010;

     (iii) thereafter, use Commercially Reasonable Efforts to seek Regulatory Approval for Prednisporin in at least one FOE Disease indication by Local Administration.

If Fovea does not commence a Phase II(b) Study of Prednisporin prior to March 31, 2010 it shall not be deemed a breach of Fovea’s diligence obligations under this Section 4.1.1 if Fovea pays to CombinatoRx by April 15, 2010 the milestone payment due pursuant to Section 5.2.2(b), it being understood that in such event Fovea shall not be required to pay such milestone with respect to Prednisporin when a Phase II(b) Study of Prednisporin actually commences.

     4.1.2 Development of Additional Licensed Combinations. Fovea (itself or through its Affiliates or a Sublicensee) shall use Commercially Reasonable Efforts to research, develop, formulate, Manufacture and seek Regulatory Approval for at least one Additional Licensed Combination in at least one FOE Disease indication by Local Administration. Notwithstanding the foregoing provisions of this Section 4.1.2, it is understood and agreed by Fovea and CombinatoRx that Fovea shall have no obligations under this Section 4.1.2 for Licensed Combinations containing Cyclosporine A if and for so long as Fovea is using

Commercially Reasonable Efforts to develop, seek Regulatory Approval for or commercialize Prednisporin.

     4.1.3 Indication Limitations. Fovea shall not develop a Licensed Combination for use outside the Licensed Combination Field.

     4.1.4 Written Report. Within thirty (30) days after the end of each Calendar Quarter following the date hereof, Fovea shall provide to CombinatoRx a written report summarizing development results and activities with respect to Licensed Combinations from the preceding Calendar Quarter.

     4.1.5 Commercialization Diligence. In addition to the requirements of this Section to develop Licensed Combinations pursuant to Sections 4.1.1 and 4.1.2, as applicable, Fovea shall use Commercially Reasonable Efforts to commercialize Licensed Products in each jurisdiction for which Regulatory Approval has been obtained.

4.1.6 Breach of Diligence Obligations.

     (a) Notification and Meeting. If at any time CombinatoRx has a reasonable basis to believe that Fovea is in breach of its obligations under Section 4.1.1, 4.1.2 or 4.1.5, then CombinatoRx shall so notify Fovea in writing, specifying the basis for its belief, and the Parties shall meet within fifteen (15) days after such written notice to discuss in good faith for a period of not more than seven (7) days CombinatoRx’s concerns and Fovea’s development or commercialization activities with respect to the Licensed Combinations.

     (b) Right of Termination for Certain Breaches. If CombinatoRx has notified Fovea pursuant to Section 4.1.6(a) of a breach of Section 4.1.1(i) or 4.1.1 (ii) and, after such good faith discussions described in Section 4.1.6(a), CombinatoRx continues to believe that Fovea is in breach of its obligations under Sections 4.1.1(i) or 4.1.1(ii) CombinatoRx may immediately exercise its right of termination provided under Section 11.3.

     (c) Right of Termination for Certain Breaches. If CombinatoRx has notified Fovea pursuant to Section 4.1.6(a) of a breach of Section 4.1.1(iii), 4.1.2 or 4.1.5 and, after such good faith discussions described in Section 4.1.6(a), (i) CombinatoRx continues to believe that Fovea is in breach of its obligations under Section 4.1.1(iii), 4.1.2 or .1.5 and (ii) Fovea has not rectified such breach within sixty (60) days of meeting with CombinatoRx (or, if such failure cannot be rectified within such sixty (60) day period, if Fovea does not commence reasonable actions to rectify such breach within such period and thereafter does not diligently pursue such actions), CombinatoRx may, subject to the provisions of Section 12, exercise its right of termination provided under Section 11.3. Notwithstanding anything else contained in this Agreement, Fovea shall not be deemed to be in breach of its obligations under this Section 4.1 if it fails to achieve a required action under this Section 4.1 within the required timeframe due to the failure of a Licensed Combination to meet necessary scientific or regulatory endpoints for any such required action to be undertaken.

     4.2 Termination of Licensed Combinations by Fovea. In the event that Fovea decides to not continue development of a Licensed Combination because of (i) lack of efficacy, (ii) regulatory issues, or (iii) any other reason approved in writing by CombinatoRx, then, upon written notice to CombinatoRx: (a) Fovea shall have the right to terminate development of such Licensed Combination, and all grants of Intellectual Property relating to such Licensed Combination shall terminate; (b) Fovea shall assign to CombinatoRx its rights in the Fovea Licensed Combination IP, Fovea Generated Data and Regulatory Documentation, with respect to such Licensed Combination; (c) CombinatoRx shall have the right to pursue development of such Licensed Combination for any indication, provided that such development of any such Licensed Combination does not directly compete in the same indication with a Licensed Combination that has not been terminated by Fovea under this Section 4.2 and is being developed by Fovea in accordance with the Terms of Section 4.1; and (d) Fovea shall make any payments to CombinatoRx relating to such Licensed Combination which were payable prior to such termination.

     4.3 Returned Licensed Combinations. The Parties hereby agree that as of the Effective Date, Fovea shall have no rights, title or interest in or to the Returned Licensed Combinations and all grants of Intellectual Property by CRXX to Fovea relating to the Returned Licensed Combinations have terminated. Fovea hereby assigns all its rights, title and interest in and to Fovea Generated Data, Information, Improvements, Intellectual Property, Regulatory Documentation and the applicable Returned Combination Dossiers generated in connection with activities undertaken by or on behalf of Fovea in connection with the Original Agreement or the Amended and Restated Agreement with respect to the Returned Licensed Combinations. At CombinatoRx’s request, Fovea shall execute all necessary documents to effectuate the above assignments. Fovea shall promptly return to CombinatoRx all CombinatoRx Confidential Information related to the Returned Licensed Combinations. CombinatoRx shall have the full and sole right to pursue development of and Exploit the Returned Licensed Combinations for any and all indications.

ARTICLE 5 Consideration

     5.1 Consideration for Collaboration Combination License. In addition to the other rights and obligations of the Parties hereunder, the consideration for the rights licensed hereunder relating to the Collaboration Combination shall be as follows:

     (a) Target Dossier. Fovea providing to CombinatoRx the Target Dossier for the Collaboration Combination.

     (b) Assignment of Data and Regulatory Documentation. The assignment to CombinatoRx of a joint interest in Fovea Generated Data and all Regulatory Documentation made by Fovea through the end of the Evaluation Period.

     5.2 Consideration for Licensed Combinations. In consideration of the licenses and other rights granted by CombinatoRx to Fovea herein with respect to Licensed Combinations and subject to the terms and conditions of this Agreement, Fovea has made and shall make the following non-refundable, cash, cash milestone payments to CombinatoRx:

     5.2.1 License Execution Fee. Fovea has paid to CombinatoRx Seven Hundred Fifty Thousand Dollars ($750,000) as a license execution fee hereunder.

     5.2.2 Development Milestones. Fovea shall make the following payments to CombinatoRx with respect to each Licensed Product, as follows:

(a)	Two Hundred and Fifty Thousand Dollars ($250,000) following the 30 th day after submission of the an Investigational New Drug application to the Food and Drug Administration or any Regulatory Authority, which submission is not rejected within such 30-day period (CombinatoRx hereby acknowledges that Fovea has previously paid and satisfied in full Fovea’s obligation under this Section 5.2.2 with respect to Prednisporin);

(b)	Five Hundred Thousand Dollars ($500,000) following the Commencement of a Phase II Study in any country but only with respect to the Commencement of the first Phase II Study to occur for each Licensed Product;

(c)	Three Million Dollars ($3,000,000) following the Commencement of a Phase III Study in any country;

(d)	Two Million Dollars ($2,000,000) following the filing for approval by the Regulatory Authority in the EU of an application for Regulatory Approval;

(e)	Three Million Dollars ($3,000,000) following the filing for approval by the Regulatory Authority in the United States of an application for Regulatory Approval;

(f)	Two Million Dollars ($2,000,000) following the filing for approval by the Regulatory Authority in Japan of an application for Regulatory Approval;

(g)	Four Million Dollars ($4,000,000) following the date of approval by the Regulatory Authority in EU of an application for Regulatory Approval;

(h)	Six Million Dollars ($6,000,000) following the date of approval by the Regulatory Authority in the United States of an application for Regulatory Approval;

(i)	Four Million Dollars ($4,000,000) following the date of approval by the Regulatory Authority in Japan of an application for Regulatory Approval;

(j)	Fifteen Million Dollars ($15,000,000) following the date of approval by any Regulatory Authority of an application for Regulatory Approval for keratoconjunctivitis sicca.

     Within twenty (20) days of achievement of each respective milestone by Fovea or its Affiliate or Sublicensee as described in this Section 5.2.2, Fovea shall make the corresponding payment to CombinatoRx.

     If a Licensed Product does not require a Phase II Study, the milestone payment due for such Licensed Product under Section 5.2.2(b) shall be payable at the time payment is due under Section 5.2.2(c). If a Licensed Product does not require a Phase III Study the milestone payment due for such Licensed Product under Section 5.2.2(c) shall be payable at the time payment is due under the first to occur milestone set forth in Sections 5.2.2(d), (e) or (f).

     Except for the milestone in clause (j) above, the milestone payments set forth in this Section shall be paid upon the achievement of (x) each such milestone for a Licensed Product based on the same Licensed Combination that is formulated differently than a Licensed Product for which a milestone was previously paid and (y) each Licensed Product containing a different Licensed Combination than the Licensed Combination for which milestones have been previously paid.

     5.2.3 Commercialization Milestones. In the event that a Licensed Product is licensed or sublicensed by Fovea to a Sublicensee in accordance with the terms of this Agreement, Fovea shall make the following payments to CombinatoRx with respect to the Net Sales of each Licensed Product, as follows:

(a) Fifteen Million Dollars ($15,000,000) when the cumulative aggregate worldwide Net Sales for the applicable Licensed Product equals or exceeds Two Hundred Million Dollars ($200,000,000); and (b) Ten Million Dollars ($10,000,000) when the cumulative aggregate worldwide Net Sales for the applicable Licensed Product equals or exceeds Three Hundred Million Dollars ($300,000,000).

     Fovea shall only be required to pay each of the two commercialization milestone payments under this Section 5.2.3 once per Licensed Product, regardless of the number of times that either of the applicable commercialization milestones are achieved.

     5.3 Royalties. In addition to the payments under Section 5.2, Fovea shall pay CombinatoRx, the following royalties based on the Net Sales of Licensed Products, on a Licensed Product by Licensed Product basis, anywhere in the world:

     5.3.1 Royalty When Patent Coverage Exists. In countries where Patent Coverage exists for a particular Licensed Product sold in such country:

(a)	four percent (4%) of annual worldwide Net Sales for such particular Licensed Product that is less than Two Hundred Million Dollars ($200,000,000);

(b)	six percent (6%) of annual worldwide Net Sales for such particular Licensed Product that equals or exceeds Two Hundred Million Dollars

($200,000,000) but is less than Four Hundred Million Dollars ($400,000,000);

(c)	eight percent (8%) of annual worldwide Net Sales for such particular Licensed Product that equals or exceeds Four Hundred Million Dollars ($400,000,000) but is less than Six Hundred Million Dollars ($600,000,000);

(d)	ten percent (10%) of annual worldwide Net Sales for such particular Licensed Product that equals or exceeds Six Hundred Million Dollars ($600,000,000) but is less than Eight Hundred Million Dollars ($800,000,000); and

(e)	twelve percent (12%) of annual worldwide Net Sales for such particular Licensed Product that equals or exceeds Eight Hundred Million Dollars ($800,000,000);

provided, however, that for Net Sales generated by a Sublicensee for a particular Licensed Product the royalty amounts set forth in (a) through (e) of this Section 5.3.1 shall be reduced by one percent (1%) each (e.g., 4% to 3%). By way of example, if the aggregate Net Sales of a Licensed Product in a particular Calendar Year is $300 million, and comprised of $200 million of Net Sales generated by Fovea and its Affiliates and $100 million of Net Sales generated by a Sublicensee, then the applicable percentage of Net Sales that are subject to the royalty rate set forth in Section 5.3.1(a) – (e) shall be $200 million divided by $300 million, or two-thirds (2/3), and the applicable percentage of Net Sales that are subject to the royalty rate in this proviso to Section 5.3.1 shall be $100 million divided by $300 million, or one-third (1/3). Applying such percentages, the amount of royalties payable (by way of example) under this Section 5.3.1 shall be as follows:

2/3 x $200 million x 4% = $5.33 million 1/3 x $200 million x 3% = $2.0 million 2/3 x $100 million x 6% = $4.0 million 1/3 x $100 million x 5% = $1.67 million

Total royalties $13.0 million

     5.3.2 Royalty When No Patent Coverage Exists. In countries where no Patent Coverage exists for a Licensed Product sold in such country, then the applicable royalty rates provided in Section 5.3.1 shall be reduced by Fifty Percent (50%), and shall be paid in consideration for the licensed know-how. By way of example, if the aggregate Net Sales of a Licensed Product in a particular Calendar Year is $300 million, and comprised of $100 million of sales from countries in which there is no Patent Coverage for the Licensed Product and $200 million of sales from countries in which there is Patent Coverage for the Licensed Product, then the applicable percentage of Net Sales that are in non-patented countries shall be $100 million divided by $300 million, or one-third (1/3), and the applicable percentage of Net Sales that are in patented countries shall be $200 million divided by $300 million, or two-thirds (2/3). Applying such percentages, the amount of royalties payable (by way of example) under Sections 5.3.1 and 5.3.2 shall be as follows:

2/3 x $200 million x 4% = $5.33 million 1/3 x $200 million x 2% = $1.33 million 2/3 x $100 million x 6% = $4.0 million 1/3 x $100 million x 3% = $1.0 million

Total royalties $11.33 million

     5.4 Royalty Stacking. In the event that after the Original Agreement Effective Date, Fovea, its Affiliates or Sublicensees determine, based on the advice of counsel, that it is necessary to pay royalties or other fees to any Third Party to obtain a license to practice any Third Party’s rights relating specifically to composition of matter or methods of use of Licensed Combinations, and not to the Formulation Technology, in order to market or develop a Licensed Product in any given country, then in such event and subject to Section 5.5, Fovea and its Affiliates may deduct up to 50% of such royalties and other fees actually paid to such Third Parties (or such amounts expended in settlement of such claim, or for securing such rights) from the royalties otherwise due to CombinatoRx under this Agreement. For the sake of clarity, if it is necessary for Fovea, its Sublicensees or Affiliates to pay any royalties or other fees to a Third Party to obtain a license to practice the Third Party’s formulation technology, then neither Fovea nor its Affiliates may deduct any portion of such royalties and other fees actually paid to such Third Parties (or such amounts expended in settlement of such claim, or for securing such rights) from the royalties otherwise due to CombinatoRx under this Agreement.

     5.5 Minimum Royalty. Any reductions set forth in Section 5.4 shall be applied to the royalty rate payable to CombinatoRx under Section 5.3 in the order in which the event triggering such reduction occurs. Notwithstanding the foregoing, in no event shall the royalty rate payable to CombinatoRx under Section 5.3 be reduced by more than fifty percent (50%) in any Calendar Quarter as a result of the cumulative reductions set forth in Section 5.4, provided, however, that in the event of a royalty reduction under Section 5.4, the royalty rate payable to CombinatoRx under Section 5.3 may be reduced by up to fifty percent (50%). Amounts not exhausted in any Calendar Quarter may be carried into future Calendar Quarters.

     5.6 Royalty Term. Fovea’s obligation to pay royalties shall commence, on a country-by-country basis, with respect to each separate Licensed Product, on the date of First Commercial Sale of such Licensed Product in such country. The obligation shall expire, on a country-by-country basis, with respect to each separate Licensed Product, on the later to occur of

(a)	the fifteenth (15th) anniversary of the First Commercial Sale of such Licensed Product, and

(b)	the expiration date in such country of the last to expire of all Valid Claims providing Patent

Coverage for the use or sale or Manufacturing (if in the case of Manufacturing such Valid Claims provide market exclusivity of such Licensed Product in such country) of such Licensed Product.

     5.7 Sales Subject to Royalties and Milestones. Sales between Fovea, its Affiliates and Sublicensees shall not be considered Net Sales. Royalties and the Milestones in Section 5.2.3 shall be calculated on Fovea’s and its Affiliates’ and Sublicensees’ sale of the Licensed Product to a Third Party (including Distributors). Royalties shall be payable only once for any given batch of the Licensed Product. For purposes of determining Net Sales, the Licensed Product shall be deemed to be sold when invoiced and a “sale” shall not include, and no royalties shall be payable on, transfers by Fovea, its Affiliates or Sublicensees of free samples of Licensed Product or clinical study materials containing Licensed Product, or transfers of Licensed Product to patients on a compassionate use basis or other transfers or dispositions for charitable, promotional, pre-clinical, clinical, manufacturing, testing or qualification, regulatory or governmental purposes, or any other use other than as therapeutic pharmaceutical product in humans where Fovea receives no compensation or identifiable benefit therefrom.

     5.8 Royalty Payments. The royalties shall be calculated quarterly as of the last day of March, June, September and December respectively, for the Calendar Quarter ending on that date. Fovea shall pay the royalties in conjunction with the delivery of a written report to CombinatoRx within thirty (30) days after the end of each Calendar Quarter that shows, with respect to each country and each Licensed Product, the sales volume, Net Sales of the Licensed Product received by Fovea during such Calendar Quarter. Royalty payments shall be paid to CombinatoRx whether the Licensed Product is sold by Fovea or its Affiliates or licensees or Sublicensees.

5.9	Records Retention; Audit.

5.9.1 Until the fifth (5th) anniversary of the Calendar Year in which Net Sales are generated by Fovea, Fovea shall keep or require to be kept by its Sublicensees and Affiliates accurate records or books of account in accordance with applicable generally accepted accounting principles showing the information that is necessary for the accurate determination of the royalties and the Milestones in Section 5.2.3 with respect to such Net Sales.

     5.9.2 Upon the written request of CombinatoRx, Fovea shall permit and shall require its Sublicensees and Affiliates to permit a certified public accountant or a person possessing similar professional status and associated with an independent accounting firm acceptable to the Parties to inspect during regular business hours and no more than once a year and no more than once with respect to any such year and going back no more than three (3) years preceding the current year, all or any part of the records and books of Fovea or its Sublicensees and Affiliates, as applicable, as are necessary to check the accuracy of the royalties paid and the Net Sales relevant to the Milestones in Section 5.2.3. The accounting firm shall enter into appropriate obligations with Fovea or its Sublicensees or Affiliates to treat all information it receives during its inspection in confidence. The accounting firm shall disclose to CombinatoRx and Fovea only whether the royalty reports and Net Sales relevant to the Milestones in Section 5.2.3 are correct and details concerning any discrepancies, but no other information shall be disclosed to CombinatoRx. The charges of the accounting firm shall be paid by CombinatoRx, except that if the royalties have been understated by more than five percent (5%) or if a Milestones in Section 5.2.3 should have been paid, the charges shall be paid by Fovea. Fovea shall promptly pay any shortages in royalty payments regardless of amount. Any failure by CombinatoRx to exercise its right under this Section 5.9.2 with respect to a Calendar Year within the time period for which records must be maintained shall constitute a waiver by CombinatoRx of its right to later object to any payments made by Fovea under this Agreement during such Calendar Year.

     5.10 Mode of Payment. All payments set forth in this Article 5 shall be remitted by wire transfer to the following bank account of CombinatoRx or such other account as CombinatoRx may designate in writing to Fovea:

Account Name: CombinatoRx, Inc. Account No: 009429399019 ABA Routing No: 026009593 Swift No: BOFAUS3N Bank of America 100 Federal Street Boston, MA 02110

     5.11 Currency. All payments required under this Agreement shall be made in Dollars. For the purpose of computing the Net Sales in a currency other than Dollars, such currency shall be converted from local currency to Dollars by Fovea in accordance with the rates of exchange for the relevant month for converting such other currency into Dollars used by Fovea’s internal accounting systems on a consistent company-wide basis, which are independently audited on an annual basis.

     5.12 Interest on Late Payments. Any amount not paid timely under this Agreement shall bear interest from its due date through the date of effective receipt of payment at the rate equal to the lesser of the maximum rate allowable under applicable law or three percent (3%) over LIBOR on the date such payment was due or the prime rate reported by the Bank of America.

5.13	Taxes.

5.13.1 General. The royalties, milestones and other amounts payable by Fovea to

CombinatoRx pursuant to this Agreement (“Payments”) shall not be reduced on account of any taxes unless required by Applicable Law. CombinatoRx alone shall be responsible for paying any and all taxes (other than withholding taxes or deduction of tax at source required by Applicable Law to be paid by Fovea) levied on it by account of its receipt of any Payments it receives under this Agreement. Fovea shall deduct or withhold from the Payments any taxes that it is required by Applicable Law to deduct or withhold. Notwithstanding the foregoing, if CombinatoRx is entitled under any applicable tax treaty to a reduction of the rate of, or the elimination of, applicable withholding tax, it may deliver to Fovea or the appropriate governmental authority (with the assistance of Fovea to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding tax or to relieve Fovea of its obligation to withhold tax, and Fovea shall apply the reduced rate of withholding tax, or dispense with withholding tax, as the case may be, provided that Fovea has received evidence, in a form satisfactory to Fovea, of CombinatoRx’s delivery of all applicable forms (and, if necessary, its receipt of appropriate governmental authorization) at least fifteen (15) days prior to the time that the Payments are due. If, in accordance with the foregoing, Fovea withholds any amount, it shall pay to CombinatoRx the balance when due, make timely payment to the proper taxing authority of the withheld amount, and send to CombinatoRx proof of such payment within thirty (30) days following that payment. For the purposes of this Agreement, the stated amount of the Payments payable by Fovea shall include any sales tax that CombinatoRx may be required to collect.

     5.13.2 Indirect Taxes. Notwithstanding anything contained in Section 5.13.1, this Section 5.13.2 shall apply with respect to Indirect Taxes. Each of the Parties shall be responsible for the payment of Indirect Taxes assessed against it by law.

ARTICLE 6 Intellectual Property

6.1	Ownership of Intellectual Property relating to the Collaboration Combination.

6.1.1 Collaboration Combination IP. CombinatoRx shall exclusively own all

CombinatoRx Collaboration Combination IP. The Parties shall jointly own all Fovea Collaboration Combination IP, except, for purposes of determining ownership of Fovea Collaboration Combination IP in the European Community, to the extent that such Intellectual Property is “severable” (with the meaning of the European Community Commission Regulation N° 772/2004 of April 2004 on the application of Article 81 (3) of the Treaty to categories of technology transfer agreements), such Fovea Collaboration Combination IP shall be owned by Fovea.

     6.1.2 Subsequent Collaboration Combination IP. CombinatoRx shall exclusively own all Subsequent CombinatoRx Collaboration Combination IP, and Fovea shall exclusively own all Subsequent Fovea Collaboration Combination IP.

     6.1.3 Background Technology. CombinatoRx shall exclusively own all Intellectual Property relating to CombinatoRx Background Technology, and Fovea shall exclusively own all Intellectual Property relating to Fovea Background Technology.

6.1.4	Ownership of Data and Regulatory Documentation.

	(a)	Prior to Termination of Evaluation Period. CombinatoRx shall exclusively own all CombinatoRx Generated Data and Regulatory Documentation relating to the Collaboration Combination and the Parties shall jointly own all Fovea Generated Data, generated prior to termination of the Evaluation Period,

	(b)	Subsequent to Termination of Evaluation Period. (i) CombinatoRx shall exclusively own all CombinatoRx Generated Data and Regulatory Documentation relating to the Collaboration Combination that CombinatoRx generates subsequent to termination of the Evaluation Period. (ii) Fovea shall exclusively own all Fovea Generated Data and Regulatory Documentation relating to the Collaboration Combination that Fovea generates subsequent to termination of the Evaluation Period. (iii) The Parties shall jointly own all Fovea Generated Data, CombinatoRx Generated Data, and Regulatory Documentation relating to the Collaboration Combination generated in the Shared Territory subsequent to termination of the Evaluation Period.

     6.1.5 Further Assurances. Each Party shall take all actions necessary to effect the ownership described in this Section.

6.2	Maintenance and Prosecution of Patents Relating to the Collaboration Combination

6.2.1 Prosecution. A Party (the “Prosecuting Party”) shall be solely responsible for, and shall bear all expenses incurred in, preparing, filing, prosecuting and maintaining Patents it owns or controls relating to the Collaboration Combination. CombinatoRx shall be responsible for preparing, filing, prosecuting and maintaining Patents covering Fovea Collaboration Combination IP; provided that, to the extent that such activities cover Patents in the CombinatoRx Territory, CombinatoRx shall bear all expenses of such activities; to the extent that such activities cover Patents in the Fovea Territory, Fovea shall bear all expenses of such activities; and, to the extent that such activities cover Patents in the Shared Territory, the Parties shall equally bear the expenses of such activities. Except as otherwise set forth herein, CombinatoRx shall be considered the Prosecuting Party for Patents covering Fovea Collaboration Combination IP. In the event that CombinatoRx decides to not commence or continue the prosecution and maintenance of any Patent covering Fovea Collaboration Combination IP, CombinatoRx shall so notify Fovea in sufficient time to permit Fovea to prosecute and/or maintain such Patent, in which event, Fovea shall be deemed to be the Prosecuting Party with respect to such Patent.

     6.2.2 Opportunity to Comment. Each Prosecuting Party shall keep the other Party (the “Non-Prosecuting Party”) apprised of any activities related to the Prosecuting Party’s Patents covering the Collaboration Combination by using best efforts to provide the Non-Prosecuting Party: (i) with a draft of new applications and foreign filing texts at least thirty (30) business days before the intended filing; (ii) promptly with copies of all official actions, amendments and responses, which affect the scope of any claims; (iii) with foreseen amendments and responses to official actions which affect the scope of any claim at least five (5) business days before the action due date. Each Prosecuting Party shall reasonably consider the Non-Prosecuting Party’s or its Affiliates’ comments with respect to such activities but shall otherwise have sole discretion with respect to the preparation, filing, prosecution and maintenance of the Prosecuting Party’s Patents. Notwithstanding the foregoing, the Prosecuting Party shall accept the suggestions of the Non-Prosecuting Party except to the extent such suggestions are in direct conflict with the Prosecuting Party’s strategy. So long as a Non-Prosecuting Party has a license to any particular Intellectual Property, the Prosecuting Party will not take any action that results in the final loss of such Intellectual Property covering the Collaboration Combination in the Collaboration Combination Field without the written consent of the Non-Prosecuting Party, such consent not to be unreasonably delayed or withheld The Prosecuting Party is permitted to take action that results in a non-final loss of such Intellectual Property covering the Collaboration Combination in the Collaboration Combination Field, provided the Prosecuting Party resumes prosecution of such Intellectual Property within a reasonable time period consistent with sound prosecution strategy. Notwithstanding the foregoing, in the event that CombinatoRx does not accept any suggestion made by Fovea regarding the prosecution of any Patent covering Fovea Collaboration Combination IP, then Fovea may request to have the matter determined by independent patent counsel, the fees of which shall be borne equally by the Parties.

     6.2.3 Cooperation. The Non-Prosecuting Party and its Affiliates, and, with respect to Fovea Collaboration Combination IP, each Party and its Affiliates, shall undertake at the reasonable request and expense of the Prosecuting Party to sign, or have signed, any and all documents necessary in connection with the filing, prosecution, maintenance, extension and enforcement of the Prosecuting Party’s Patents covering the Collaboration Combination and to take such other necessary actions as the Prosecuting Party may reasonably request from the Non-Prosecuting Party or its Affiliates in connection with the Prosecuting Party’s Patents covering the Collaboration Combination.

     6.3 Ownership of CombinatoRx Licensed Combination IP and Fovea Licensed Combination IP.

     6.3.1 Intellectual Property Generated by CombinatoRx. CombinatoRx shall exclusively own all CombinatoRx Licensed Combination IP.

     6.3.2 Intellectual Property Generated by Fovea. (a) The Parties shall jointly own all Fovea Licensed Combination IP, except, for purposes of determining ownership of Fovea Licensed Combination IP in the European Community, to the extent that such Intellectual Property is “severable” (with the meaning of the European Community Commission Regulation N° 772/2004 of April 2004 on the application of Article 81 (3) of the Treaty to categories of technology transfer agreements), such Fovea Licensed Combination IP shall be owned by Fovea; and (b) Fovea shall exclusively own the rights to Fovea Generated Data generated by Fovea after the Original Agreement Effective Date relating to Licensed Combinations.

     6.3.3 Ownership of Regulatory Documentation. Fovea shall exclusively own all Regulatory Documentation relating to Licensed Combinations.

     6.3.4 Further Assurances. Each Party shall take all actions necessary to effect the ownership described in this Section.

6.4	Maintenance and Prosecution of Patents Relating to Licensed Combinations

6.4.1 Prosecution. The Prosecuting Party shall be solely responsible for, and shall bear all expenses incurred in, preparing, filing, prosecuting and maintaining such Party’s own Patents relating to Licensed Combinations. In addition, CombinatoRx shall be the Prosecuting Party for all jointly owned Patents relating to Licensed Combinations.

     6.4.2 Opportunity to Comment. Each Prosecuting Party shall keep the Non-Prosecuting Party apprised of any activities related to the Prosecuting Party’s Patents covering the Licensed Combinations in the Licensed Combination Field by using best efforts to provide the Non-Prosecuting Party: (i) with a draft of new applications and foreign filing texts at least thirty (30) business days before the intended filing; (ii) promptly with copies of all official actions, amendments and responses, which affect the scope of any claims; (iii) with foreseen amendments and responses to official actions which affect the scope of any claim at least five (5) business days before the action due date. Each Prosecuting Party shall reasonably consider the Non-Prosecuting Party’s or its Affiliates’ comments with respect to such activities but shall otherwise have sole discretion with respect to the preparation, filing, prosecution and maintenance of the Prosecuting Party’s Patents. Notwithstanding the foregoing, the Prosecuting Party shall accept the suggestions of the Non-Prosecuting Party except to the extent such suggestions are in direct conflict with the Prosecuting Party’s strategy. The Prosecuting Party will not take any action that will result in the final loss of Intellectual Property covering the Licensed Combinations in the Licensed Combination Field without the written consent of the Non-Prosecuting Party, such consent not to be unreasonably delayed or withheld. The Prosecuting Party is permitted to take action that results in a non-final loss of Intellectual Property covering the Licensed Combinations in the Licensed Combination Field, provided the Prosecuting Party resumes prosecution of such Intellectual Property within a reasonable time period consistent with sound prosecution strategy.

     6.4.3 Cooperation. Each Party and its Affiliates shall undertake at the reasonable request and expense of the other Party to sign, or have signed, any and all documents necessary in connection with the filing, prosecution, maintenance, extension and enforcement of the other Party’s Patents covering the Licensed Combinations and to take such other necessary actions as such other Party may reasonably request in connection with such patents.

ARTICLE 7 Enforcement and Defense of Patents

     7.1 Declaratory Judgment Action. In the event of an assertion of invalidity or unenforceability of Patents Controlled by either CombinatoRx or Fovea relating to either Licensed Combinations or the Collaboration Combination, the Party receiving notice of such assertion shall promptly advise the other Party in writing of such assertion and of all relevant facts and circumstances known to such Party pertaining to such assertion. The Parties shall thereafter consult and cooperate fully to determine a course of action, with the Party controlling prosecution pursuant to Article 6, and in the case of Fovea Collaboration Combination IP, each Party in its own Territory and, in the Shared Territory, both Parties cooperating in controlling the defense of such assertion.

7.2	Infringement

7.2.1 If either Party becomes aware of any activity that such Party believes represents an infringement of the claims of Patents Controlled by either CombinatoRx or Fovea relating to either Licensed Combinations or the Collaboration Combination, the Party obtaining such knowledge shall promptly advise the other in writing of the potential infringement and of all relevant facts and circumstances known to such Party pertaining to the potential infringement. Fovea and CombinatoRx shall thereafter consult and cooperate fully to determine a course of action, including but not limited to, the commencement of legal action to terminate any infringement of the Patents Controlled by either CombinatoRx or Fovea relating to either Licensed Combinations or the Collaboration Combination, provided, however, that, notwithstanding the obligation of the Parties to consult as required by this sentence, the Party controlling prosecution pursuant to Article 6, and with respect to Fovea Collaboration Combination IP each Party in its own Territory and, in the Shared Territory, the Parties shall cooperate to determine the best course of action.

     7.2.2 The Prosecuting Party shall have the right to initiate and prosecute such legal proceedings related to infringement at its own expense and in its name, and to control the defense of any declaratory judgment action relating to its Intellectual Property; provided that, no settlement shall be entered into by the Prosecuting Party without the written consent of the other Party if such settlement would materially affect the other Party’s interests. Each Party shall reasonably cooperate with the other Party in such effort, including being joined as a party to an action related to jointly owned Patents if necessary, with the reasonable out of pocket expenses of such joining Party to be paid by the other Party.

     7.2.3 In addition, each Party shall have the right to join in any action against an infringer brought in accordance with this Article 7 if necessary in order to assert the damages incurred by such Party as a result of the alleged infringement; provided that: (i) the foregoing shall not limit or restrict in any way the rights of the Party controlling such action as determined in accordance with this Article 7 from exercising such control in its discretion; (ii) in the event one Party joins the other Party in the defense of an infringement action, such Party may elect to participate in up to fifty percent (50%) of the total out-of-pocket cost and expense of such action and consequently share to the same proportion in any award. In the event that CombinatoRx decides not to join Fovea by way of participating in paying for out-of-pocket costs and expenses, any recovery by Fovea (after reimbursement of its out-of-pocket costs and expenses), which is intended as a reimbursement for sales lost as a result of such infringement shall be treated as Net Sales for purposes of this Agreement.

     7.2.4 The costs and expenses (including attorneys’ fees) of any action against an infringement brought in accordance with this Section shall be borne by the Party controlling the infringement action, except for actions relating to Fovea Collaboration Combination IP in the Shared Territory, which costs and expenses shall be shared equally by the Parties, unless stated otherwise in this Article 7.

     7.3 Updating Each Party shall keep the other reasonably informed of developments in any action or proceeding relating to the potential infringement of the claims of a Patent relating to the Licensed Combinations, or Licensed Products, or the Collaboration Combination, or Collaboration Products including, to the extent permissible by law, the state of any settlement negotiations and the terms of any offer related thereto.

7.4	Defense and Settlement of Third Party Claims

7.4.1 If a Third Party asserts that IP Protection Right owned by it is infringed by the importation, manufacture, use or sale of any Licensed Combinations, or Licensed Products, or the Collaboration Combination, or Collaboration Products, or if either Party learns of a claim or assertion that the development, manufacture, use, marketing, promotion, importation, exportation, offer for sale, sale or distribution of the Licensed Combinations, or Licensed Products, or the Collaboration Combination, or Collaboration Products infringes or otherwise violates the intellectual property rights of any Third Party, then such Party (hereinafter the “Defending Party”) will promptly notify the other Party in writing. The Defending Party shall have the sole right, but not the obligation, to control defense of actions; and if the Defending Party does not assume control of such defense, then the other Party shall have the right to control such defense at its own expense. In any event, the Party not controlling such defense will have the right to be represented in any such action at its own expense. The Party controlling such defense shall keep the other Party advised of the status of such action and shall consider recommendations made by the other Party in respect thereto. The Party not controlling such defense will assist and cooperate in any such infringement litigation at the defending Party’s reasonable request. If the Party controlling such defense is not the Party against whom such action was originally brought, then the Party controlling such defense will not agree to the settlement of any such action without the prior written consent of the other Party.

     7.4.2 If Fovea conducts the defense, Fovea will use Commercially Reasonable Efforts to determine how and whether to defend against such charge of infringement.

     7.4.3 During the period in which such litigation is pending and following the resolution thereof, the Defending Party shall bear all other costs incurred in connection therewith (including litigation costs, attorneys fees, costs of settlement) including damage awards and any other payment resulting therefrom in the event Fovea is barred as a result of such litigation from further sales in the country concerned.

     7.4.4 Such application and deduction shall not apply to infringement caused by Fovea’s or its Affiliates’ use of their respective name, trade name, logo or the Patents or knowhow owned or otherwise controlled by Fovea.

ARTICLE 8 Confidentiality and Non-Disclosure

8.1	General Obligations.

8.1.1 In this Agreement, “Confidential Information” shall, subject to

Section 8.3, mean any and all data, results, know-how, plans, business information and other Information, whether oral or in writing or in any other form, disclosed before, on or after the Original Agreement Effective Date by one Party to the other Party, including the terms of this Agreement. For the avoidance of doubt, the Fovea Background Technology and reports delivered by Fovea to CombinatoRx hereunder are hereby deemed to constitute Confidential Information of Fovea, CombinatoRx Background Technology and reports delivered by CombinatoRx to Fovea hereunder are hereby deemed to constitute Confidential Information of CombinatoRx. At all times during the term of this Agreement and for a period of ten (10) years following termination or expiration hereof, each Party (the “Receiving Party”) shall, and shall cause its officers, directors, employees, agents and Affiliates and shall require its Sublicensees to, keep confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information provided to it by the other Party (the “Disclosing Party”), except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or is reasonably necessary for the performance of this Agreement. The Receiving Party understands and agrees that it will not, for itself or in conjunction with others, directly or indirectly, test, modify, manipulate, research, create a derivative including, but not limited to performing activities to understand structural activity relationships, mechanism activity relationships or mechanism of action of particular compounds, reverse engineer, replicate the Confidential Information, or otherwise work with or manipulate the Confidential Information in an effort to understand the Disclosing Party’s proprietary technology or learn information not explicitly stated in the Confidential Information.

8.2	Permitted Disclosures.

8.2.1 Each Party may disclose Confidential Information to the extent that such disclosure is:

(a)	made in response to a valid order of a court of competent jurisdiction or other competent authority; provided, however, that the Receiving Party has first given notice to the Disclosing Party and given the Disclosing Party a reasonable opportunity to quash any such order or obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or authority or, if disclosed, be used only for the purpose for which the order was issued; and provided further that if such order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to that information that is legally required to be disclosed in response to such court or governmental order;

(b)	made by the Receiving Party to a Regulatory Authority as may be necessary or useful in connection with any filing, application or request for a Regulatory Approval; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available;

(c)	made by the Receiving Party to a patent authority as may be necessary or useful for purposes of obtaining or enforcing a Patent (consistent with the terms and conditions of Articles 6 and 7); provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available;

(d)	otherwise required by law; provided, however, that the Receiving Party shall (i) provide the Disclosing Party with reasonable advance notice of and an opportunity to comment on any such required disclosure to the extent practicable, (ii) if requested by the Disclosing Party, seek confidential treatment with respect to any such disclosure to the extent reasonably available in accordance with applicable law, and (iii) use good faith efforts to consider the comments of the Disclosing Party in any such disclosure or request for confidential treatment; or

(e) made by either Party or its Affiliates to Third Parties under obligations of confidentiality as may be necessary or useful in connection with commercial activities of such Party.

8.3	Exclusions.

	8.3.1	Notwithstanding the foregoing, Confidential Information shall not include any information that:

(a)	is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the Receiving Party;

(b)	can be demonstrated by documentation or other competent proof to have been in the Receiving Party’s or its Affiliates’ possession prior to disclosure by the Disclosing Party;

(c)	is subsequently received by the Receiving Party or its Affiliates without any obligations from a Third Party who is not bound by any obligation of confidentiality with respect to said information;

(d)	is generally made available to Third Parties by the Disclosing Party without restriction on disclosure; or

(e)	is independently developed by or for the Receiving Party or its Affiliates without reference to the Disclosing Party’s Confidential Information.

     8.3.2 Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the Receiving Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party.

     8.4 Scientific Publications and Presentations. The Parties acknowledge that scientific publications must be strictly monitored to prevent any adverse effect from premature publication of research results relating to any Combination(s). Subject to Section 8.2.1, a Party shall not publish, present or otherwise disclose any material related to the Combinations in the Licensed Combination Field or Collaboration Combination Field, as applicable, without the prior written consent of the other Party. Notwithstanding the foregoing, CombinatoRx and Fovea may publish Subsequent CombinatoRx Collaboration Combination IP and Subsequent Fovea Collaboration Combination IP, respectively, without the consent of the other Party.

     8.5 Press Release. The Parties shall agree upon the content of a press release promptly upon execution and delivery of this Agreement, the release of which the Parties will coordinate in order to accomplish the same promptly upon execution and delivery of this

Agreement. Except to the extent already disclosed in a press release or other public communication or as permitted by this Agreement, no public announcement concerning this Agreement, its subject matter or the transactions described herein shall be made, either directly or indirectly, by CombinatoRx or Fovea or their respective Affiliates, except as may be legally required by applicable laws, regulations, judicial order, or required by stock exchange or quotation system rule without first obtaining the approval of the other Party and agreement upon the nature, text, and timing of such announcement, which approval and agreement shall not be unreasonably withheld or delayed. The Party desiring to make any such voluntary public announcement shall provide the other Party with a written copy of the proposed announcement in reasonably sufficient time prior to public release to allow such other Party to comment upon such announcement, prior to public release. In the case of press releases or other public communications required to be made by Applicable Law or by stock exchange or quotation system rule, to be made, the Party making such press release or public announcement shall provide to the other Party a copy of the proposed press release or public announcement in written or electronic form upon such advance notice as is practicable under the circumstances for the purpose of allowing the notified Party to review and comment upon such press release or public announcement. Under such circumstances, the releasing Party shall not be obligated to delay making any such press release or public communication beyond the time when the same is required to be made in order to facilitate review and comment by the receiving Party.

8.6	Use of Name.

8.6.1 Neither Party shall mention or otherwise use the name, insignia, symbol,

trademark, trade name or logotype of the other Party or its Affiliates in any publication, press release, promotional material or other form of publicity without the prior written consent of the other Party (which shall not be unreasonably withheld or delayed), except for those uses for which consent has previously been obtained. Promptly following the execution of this Agreement, the Parties shall agree on the terms of a press release announcing this transaction, and each Party may thereafter make any additional announcement regarding this Agreement that contains information consistent with such press release. The restrictions imposed by this Section 8.6.1 shall not prohibit either Party from making any disclosure identifying the other Party that is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body, provided that any such disclosure shall be governed by this Article 8. Further, the restrictions imposed on each Party under this Section 8.6.1 are not intended, and shall not be construed, to prohibit a Party from identifying the other Party in its internal and external business communications, press releases and websites, provided that any Confidential Information in such communications remains subject to this Article 8.

     8.6.2 Notwithstanding the foregoing, a Party and its Affiliates and Sublicensees shall have the right to use the name of the other Party and its Affiliates to the extent necessary or useful in connection with the Exploitation of the Collaboration Products and Licensed Products as contemplated by this Agreement, including subcontracting and sublicensing transactions in connection therewith. However, the name “CombinatoRx” shall appear on the packaging of any Collaboration Product and Licensed Product to CombinatoRx’s reasonable satisfaction.

ARTICLE 9 Representations, Warranties and Covenants

     9.1 Representations and Warranties By CombinatoRx. CombinatoRx represents and warrants to Fovea as of the Original Agreement Effective Date as follows:

     9.1.1 CombinatoRx is duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

     9.1.2 This Agreement has been duly executed and delivered by CombinatoRx and constitutes the valid and binding obligation of CombinatoRx, enforceable against CombinatoRx in accordance with its terms, subject to bankruptcy, insolvency or similar laws of general application affecting the rights of creditors, and subject to equitable principles limiting rights to specific performance or other equitable remedies. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of CombinatoRx, its officers and directors on behalf of CombinatoRx and no other corporate proceedings on the part of CombinatoRx are necessary to authorize such execution, delivery and performance.

     9.1.3 Execution of this Agreement and consummation of the transactions contemplated hereby and thereby will not: (i) result in the violation of or conflict with any of the terms and provisions of the articles of incorporation or by-laws of CombinatoRx; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration or loss of material benefits) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, permit, license, lease, purchase order, sales order, arrangement or other commitment or obligation to which CombinatoRx is a Party; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to CombinatoRx, except such violations, breaches or defaults with respect to clauses (ii) and (iii) above which would not have a material adverse effect, either alone or in the aggregate.

     9.1.4 CombinatoRx has not been debarred and is not subject to debarment pursuant to Section 306 of the United States Federal Food, Drug, and Cosmetic Act or any foreign equivalent in the European Union.

     9.1.5 CombinatoRx is the sole and exclusive owner of the entire right, title and interest in the Licensed Patents and to its Knowledge the Licensed Information, and is entitled to grant the licenses herein. No claim has been made to CombinatoRx of ownership by any Third Party of any right or interest in or to the Licensed Patents and/or Licensed Information. The granting of the licenses to Fovea hereunder does not violate any right known to CombinatoRx of any Third Party and, and to its Knowledge, CombinatoRx has obtained all necessary consents from Third Parties in order to allow it to enter into its obligations under this Agreement.

     9.1.6 The Licensed Patents have been filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for payment.

     9.1.7 To the Knowledge of CombinatoRx and its Affiliates, the conception, development and reduction to practice of the Licensed Patents and Licensed Information have not constituted or involved the misappropriation of trade secrets or other rights or property of any Person.

     9.1.8 To the Knowledge of CombinatoRx and its Affiliates, there is no claim, litigation, action, suit, proceeding investigation, arbitration proceedings or other proceedings pending or, to the Knowledge of CombinatoRx and its Affiliates, threatened affecting, in whole or in part, the Licensed Patents or Licensed Information at law, in equity or otherwise, in, before, or by, any court, arbitration tribunal, or governmental authority, and there is not currently outstanding any unsatisfied judgment or outstanding order, injunction, decree, stipulation or award (whether rendered by a court, an administrative agency or by an arbitrator) domestic or foreign, or arbitrator relating, in whole or in part, against any of the Licensed Patents or the Licensed Information.

     9.1.9 CombinatoRx shall obtain from each of its Affiliates, licensors (if applicable), employees and agents rights to any and all Information that relate to the Collaboration Combination, Licensed Combinations, Collaboration Products or Licensed Products, such that Fovea shall, by virtue of this Agreement, receive from CombinatoRx, without payments beyond those required by Article 5, the licenses and other rights granted to Fovea hereunder.

     9.2 Representations and Warranties By Fovea. Fovea represents and warrants to CombinatoRx as of the Original Agreement Effective Date as follows:

     9.2.1 Fovea is duly organized, validly existing and in good standing under the laws of the France with full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

     9.2.2 This Agreement has been duly executed and delivered by Fovea and constitutes the valid and binding obligation of Fovea, enforceable against Fovea in accordance with its terms, subject to bankruptcy, insolvency or similar laws of general application affecting the rights of creditors, and subject to equitable principles limiting rights to specific performance or other equitable remedies. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of Fovea, its officers and directors on behalf of Fovea and no other corporate proceedings on the part of Fovea are necessary to authorize such execution, delivery and performance.

     9.2.3 Execution of this Agreement and consummation of the transactions contemplated hereby and thereby will not: (i) result in the violation of or conflict with any of the terms and provisions of the articles of incorporation or by-laws of Fovea; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration or loss of material benefits) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, permit, license, lease, purchase order, sales order, arrangement or other commitment or obligation to which Fovea is a Party; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Fovea, except such violations, breaches or defaults with respect to clauses (ii) and (iii) above which would not have a material adverse effect, either alone or in the aggregate.

     9.2.4 Fovea has not been debarred and is not subject to debarment pursuant to Section 306 of the United States Federal Food, Drug, and Cosmetic Act or any foreign equivalent in the European Union.

     9.2.5 Fovea shall obtain from each of its Affiliates, licensors (if applicable), employees and agents rights to any and all Information that relate to the Collaboration Combination, Licensed Combinations, Collaboration Products, or Licensed Products, such that CombinatoRx shall, by virtue of this Agreement, receive from Fovea, without any payment, the licenses and other rights granted to CombinatoRx hereunder.

     9.3 Covenants by CombinatoRx. CombinatoRx hereby covenants to Fovea that (i) it will not enter into any agreement, whether written or oral, inconsistent with the rights and licenses granted hereunder, and (ii) to its Knowledge it will not use in any capacity, in connection with the services to be performed under this Agreement, any Person who has been debarred pursuant to Section 306 of the United States Federal Food, Drug, and Cosmetic Act, or who is the subject of a conviction described in such section. CombinatoRx agrees to inform Fovea in writing promptly if it or any Person who is performing services hereunder is debarred or is the subject of a conviction described in Section 306, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of CombinatoRx’s or its Affiliates’ Knowledge, is threatened, relating to the debarment or conviction of CombinatoRx or any Person performing services hereunder.

     9.4 Covenants by Fovea. Fovea hereby covenants to CombinatoRx that (i) it will not enter into any agreement, whether written or oral, inconsistent with the rights and licenses granted hereunder, and (ii) to its Knowledge it will not use in any capacity, in connection with the services to be performed under this Agreement, any Person who has been debarred pursuant to Section 306 of the United States Federal Food, Drug, and Cosmetic Act, or who is the subject of a conviction described in such section. Fovea agrees to inform CombinatoRx in writing promptly if it or any Person who is performing services hereunder is debarred or is the subject of a conviction described in Section 306, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to Fovea or its Affiliates’ Knowledge, is threatened, relating to the debarment or conviction of Fovea or any Person performing services hereunder.

ARTICLE 10 Indemnity

     10.1 Indemnification of CombinatoRx. In addition to any other remedy available to CombinatoRx, Fovea shall indemnify, defend and hold harmless CombinatoRx, its Affiliates, Sublicensees and its and their respective former and current directors, officers and employees in full and on demand, from and against any and all Losses to the extent resulting from or arising out of or in connection with any claims made or suits brought by a Third Party (collectively, “Third Party Claims”) against CombinatoRx, its Affiliates, Sublicensees or its or their respective former and current directors, officers or employees that arise out of or result from:

(a) negligence or willful misconduct by Fovea or its Affiliates concerning their participation in the activities described in this Agreement;

(b) the breach by Fovea or its Affiliates of any of their material obligations, covenants, representations or warranties set forth in this Agreement;

(c) the Exploitation of the Collaboration Combination or a Licensed

Combination or Collaboration Product or Licensed Product by Fovea or its Affiliates, or any actual or alleged violation of Applicable Law resulting therefrom (with the exception of Losses based on infringement or misappropriation of intellectual property rights); or

(d) the use, storage or handling by any Third Party of the Collaboration Combination or a Licensed Combination or Collaboration Product or Licensed Product, the direct or indirect source of which is Fovea or its Affiliates;

provided that the foregoing indemnification shall not apply to any Loss to the extent such Loss is caused by the breach of this Agreement or the negligence or willful misconduct of CombinatoRx or its Affiliates and their current or former employees, officers and directors or is otherwise subject to an obligation by CombinatoRx to indemnify Fovea or its Affiliates under Section 10.2.

     10.2 Indemnification of Fovea. In addition to any other remedy available to Fovea, CombinatoRx shall indemnify, defend and hold harmless Fovea, its Affiliates, and Sublicensees and its and their respective former and current directors, officers and employees in full and on demand, from and against any and all Losses to the extent resulting from or arising out of or in connection with any Third Party Claims against Fovea, its Affiliates, Sublicensees or its or their respective former or current directors, officers or employees that arise out of or result from:

(a)	negligence or willful misconduct by CombinatoRx or its Affiliates concerning their activities described in this Agreement;

(b)	the breach by CombinatoRx of any of its material obligations, covenants, representations or warranties set forth in this Agreement;

(c)	the Exploitation of the Collaboration Combination or a Licensed Combination or Collaboration Product or Licensed Product by CombinatoRx or its Affiliates, or any actual or alleged violation of Applicable Law resulting therefrom (with the exception of Losses based on infringement or misappropriation of intellectual property rights); or

(d)	the use, storage or handling by any Third Party of the Collaboration Combination or a Licensed Combination or Collaboration Product or Licensed Product, the direct or indirect source of which is CombinatoRx or its Affiliates;

provided that the foregoing indemnification shall not apply to any Loss to the extent such Loss is caused by the breach of this Agreement or the negligence or willful misconduct of Fovea or its Affiliates and their current or former employees, officers and directors or is otherwise subject to an obligation by Fovea to indemnify CombinatoRx or its Affiliates under Section 10.1.

     10.3 Notice of Claim. An Indemnified Party shall give the Indemnifying Party prompt written notice of any Loss or discovery of fact upon which such Indemnified Party intends to base a request for indemnification under Section 10.1 or 10.2 (an “Indemnification Claim Notice”). In no event shall the Indemnifying Party be liable for any Loss that results from any delay in providing the Indemnification Claim Notice. Each Indemnification Claim Notice shall contain a description of the claim and the nature and amount of the Loss claimed (to the extent that the nature and amount of such Loss is known at such time). The Indemnified Party shall furnish promptly to the Indemnifying Party copies of all papers and official documents received in respect of any such Loss. For the avoidance of doubt, all indemnification claims in respect of a Party, its Affiliates or their respective current or former directors, officers, employees and agents (each, an “Indemnitee”) shall be made solely by such Party to this Agreement.

     10.4 Indemnification Procedures. The obligations of an Indemnifying Party under this Article 10 shall be governed by and contingent upon the following:

     10.4.1 Assumption of Defense. At its option, the Indemnifying Party may assume the defense of any Third Party Claim by giving written notice to the Indemnified Party within fourteen (14) days after the Indemnifying Party’s receipt of an Indemnification Claim Notice. The assumption of the defense of a Third Party Claim by the Indemnifying Party shall not be construed as an acknowledgement that the Indemnifying Party is liable to indemnify any Indemnitee in respect of the Third Party Claim, nor shall it constitute a waiver by the Indemnifying Party of any defenses it may assert against any Indemnified Party’s claim for indemnification.

     10.4.2 Control of Defense. Upon the assumption of the defense of a Third Party Claim by the Indemnifying Party:

(a)	the Indemnifying Party may appoint as lead counsel in the defense of the Third Party Claim any legal counsel selected by the Indemnifying Party, which shall be reasonably acceptable to the Indemnified Party, and

(b)	the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party or any Indemnitee in connection with the analysis, defense or settlement of the Third Party Claim, except as expressly provided in Section 10.4.3. In the event that it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold harmless an Indemnitee from and against the Third Party Claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including lawyers’ fees and costs of suit) and any Loss incurred by the Indemnifying Party in its defense of the Third Party Claim with respect to such Indemnified Party or Indemnitee.

     10.4.3 Right to Participate in Defense. Without limiting Section 10.4, any Indemnitee shall be entitled to participate in, but not control, the defense of a Third Party Claim and to retain counsel of its choice for such purpose; provided, however, that such retention shall be at the Indemnitee’s own expense unless, (a) the Indemnifying Party has failed to assume the defense and retain counsel in accordance with Section 10.4.1 (in which case the Indemnified Party shall control the defense), or (b) the interests of the Indemnitee and the Indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both Parties under Applicable Law, ethical rules or equitable principles.

     10.4.4 Settlement. With respect to Losses in connection with Third Party Claims, where the Indemnifying Party has assumed the defense of a Third Party Claim in accordance with Section 10.4.1, (i) the Indemnifying Party shall have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Losses, provided that it obtains the prior written consent of the Indemnified Party which consent shall not be unreasonably withheld or delayed and (ii) no Indemnified Party or Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

     10.4.5 Cooperation. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall, and shall cause each other Indemnitee to, cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours by the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Third Party Claim, and making the Indemnified Party, the Indemnitees and its and their employees and agents available on a mutually convenient basis to provide additional information and explanation of any records or information provided, and the Indemnifying Party shall reimburse the Indemnified Party for all of its related reasonable out-of-pocket expenses.

     10.4.6 Expenses. Except as expressly provided above, the reasonable and verifiable costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any claim shall be reimbursed on a Calendar Quarter basis by the Indemnifying Party, without prejudice to the Indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund in the event the Indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

     10.5 Limitation of Liability. Neither Party shall be liable to the other for consequential, indirect or punitive damages. For the avoidance of doubt, no Party can recover from the other Party more than once for a single cause of action under an indemnity granted by an indemnifying Party pursuant to this Agreement. The foregoing sentence shall not be construed to preclude recovery in respect of multiple claims arising from a single event or series of events. Neither Party shall have liability with respect to any breach of any of such Party’s representations and warranties under this Agreement for any individual item where the Loss relating thereto is less than ten thousand Dollars ($10,000) but when a Loss exceeds such amount then the liable Party shall be liable for the entire amount of the Losses. Each Party shall take and shall cause its Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy a breach that gives rise to the Loss. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY HEREBY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, WHETHER

EXPRESS OR IMPLIED, AND FURTHER DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY ITEM LICENSED TO THE OTHER PARTY PURSUANT TO THIS AGREEMENT.

ARTICLE 11 Term and Termination

     11.1 Term. This Agreement shall become effective on the Effective Date and shall continue in full force and effect, unless earlier terminated in accordance with this Article 11, for as long as Fovea is pursuing pre-clinical research or clinical development of one or more of the Collaboration Combination or Licensed Combinations or commercializing products for which royalties are owed to CombinatoRx pursuant to Article 5 (the “Term”).

     11.2 Termination for Material Breach. In the event that either Party (the “Breaching Party”) materially defaults in the performance of any of its material obligations under this Agreement relating to the Collaboration Combination or a Licensed Combination, other than the obligations set forth in Sections 3.3 or 4.1 hereof and other than a default described in Section 11.4, in addition to any other right and remedy the other Party (the “Complaining Party”) may have, the Complaining Party may terminate this Agreement solely with respect to such Collaboration Combination or Licensed Combination by thirty (30) days prior written notice (the “Notice Period”) to the Breaching Party, specifying the breach and its claim of right to terminate, provided always that the termination shall not become effective at the end of the Notice Period if the Breaching Party cures the breach complained about during the Notice Period (or, if such default cannot be cured within such thirty (30) day period, if the Breaching Party commences actions to cure such default within the Notice Period and thereafter diligently continues such actions). If either Party initiates a dispute resolution procedure as permitted under this Agreement within thirty (30) days following the end of the Notice Period to resolve the dispute for which termination is being sought and is diligently pursuing such procedure, including any litigation following therefrom, the termination shall become effective only if and when allowed through such dispute resolution procedure finally resolved. This Section 11.2 defines exclusively the Parties’ right to terminate in case of any material breach of contract other than a breach of Section 3.3 or 4.1 hereof.

11.3	Termination for Material Breach of Diligence Obligations.

(a) In the event that Fovea defaults in the performance of any of its obligations with respect to the Collaboration Combination under Section 3.3.1, CombinatoRx may, following the applicable periods described in Section 3.3.4(a), immediately upon notice to Fovea, terminate this Agreement solely with respect to the Collaboration Combination. In the event that Fovea defaults in the performance of any of its obligations with respect to a Licensed Combination under Section 4.1.1 or 4.1.2, as applicable, CombinatoRx may, following the applicable periods described in Section 4.1.6(a), immediately upon notice to Fovea, terminate this Agreement solely with respect to such Licensed Combination to which such default relates.

     (b) In the event that Fovea defaults in the performance of any of its obligations with respect to the Collaboration Combination under Section 3.3.3, CombinatoRx may, immediately upon notice to Fovea, terminate this Agreement solely with respect to the Collaboration Combination, if Fovea has not commenced actions to cure such breach within the 60-day period provided in Section 3.3.4(c), or does not diligently continue such actions. In the event that Fovea defaults in the performance of any of its obligations with respect to a Licensed Combination under Section 4.1.5, CombinatoRx may, immediately upon notice to Fovea, terminate this Agreement solely with respect to such Licensed Combination, if Fovea has not commenced actions to cure such breach within the 60-day period provided in Section 4.1.6 (c), or does not diligently continue such actions. If Fovea initiates a dispute resolution procedure as permitted under this Agreement within thirty (30) days following the delivery of a termination notice by CombinatoRx as described in this Section 11.3(b) to resolve the dispute for which termination is being sought and is diligently pursuing such procedure, including any litigation following therefrom, such termination shall become effective only if and when allowed through such dispute resolution procedure finally resolved. This Section 11.3(b) defines exclusively CombinatoRx’s right to terminate in case of any breach of the provisions of Section 3.3.3 or

4.1.5	hereof.

11.4 Termination for Non-Payment. In the event that Fovea fails to pay or cause to be paid any royalty or other payment relating to the Collaboration Combination or a Licensed Combination which has become due to CombinatoRx under this Agreement, CombinatoRx may terminate this Agreement solely with respect to the Collaboration Combination or such Licensed Combination within ten (10) days after providing a written request to Fovea to make such payment or to cause such payment to be made; provided, however, that if any payment is disputed in good faith by Fovea, then Fovea may delay paying the disputed portion of such payment by invoking the dispute resolution procedure set forth in Article 12. If the dispute resolution procedure results in a final determination that Licensee owes some or all of such disputed amount, Licensee shall pay such owed amount within ten (10) days of the determination pursuant to Article 12 as provided therein, together with interest thereon from the date such amount was due at one and one-half (1.5) times the prime rate in effect at such determination as announced by Bank of America. In addition to any other termination rights CombinatoRx may have under this Section, if Fovea fails to pay CombinatoRx such owed amount within ten (10) days of the final determination as set forth above, CombinatoRx may terminate this Agreement solely with respect to the Collaboration Combination or particular Licensed Combination upon ten (10) days’ written notice to Fovea.

     11.5 Termination Upon Insolvency. Either Party may terminate this Agreement, if, at any time, the other Party shall file in any court or agency pursuant to any statute or regulation of any state, country or jurisdiction, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of that Party or of its assets, or if the other Party proposes a written agreement of composition or extension of its debts, or if the other Party shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if the other Party shall propose or be a party to any dissolution or liquidation, or if the other Party shall make an assignment for the benefit of its creditors.

11.6	Consequences of Termination.

11.6.1 Return of Material; Termination of Rights.

     (a) In the event of termination of this Agreement by CombinatoRx with respect to a particular Collaboration Combination, Collaboration Product, Licensed Combination or Licensed Product, then, with respect to such Collaboration Combination, Collaboration Product, Licensed Combination or Licensed Product: (i) all rights and licenses granted to Fovea under this Agreement shall terminate, (ii) all rights and licenses granted to CombinatoRx shall survive, (iii) Fovea shall return all Regulatory Documentation, CombinatoRx Generated Data, files, records and other materials in its possession or control containing or comprising CombinatoRx’s Information or Confidential Information; and (iv) Fovea shall assign to CombinatoRx all Intellectual Property and all Fovea Generated Data.

     (b) In the event of termination of this Agreement by Fovea with respect to the Collaboration Combination or a Licensed Combination, then, with respect to such Collaboration Combination or Licensed Combination: (i) all rights and licenses granted to CombinatoRx under this Agreement shall terminate; provided that, Fovea shall assume all sublicenses of rights granted to CombinatoRx hereunder, which sublicenses have been granted by CombinatoRx prior to such termination, in accordance with the terms of any such sublicenses, (ii) all rights and licenses granted to Fovea, and Fovea’s obligations under Sections 5.2 and 5.3, shall survive, and (iii) CombinatoRx shall assign to Fovea its right, title and interest in all Fovea Collaboration Combination IP in Europe related to the Collaboration Combination; provided that, Fovea shall assume all licenses to such Fovea Collaboration Combination IP granted by CombinatoRx prior to such assignment in accordance with the terms of any such licenses. Fovea shall not be obligated to return any Regulatory Documentation, CombinatoRx Generated Data, files, records and other materials in its possession or control containing or comprising CombinatoRx’s Information or Confidential Information.

     11.6.2 Work-in-Progress. Upon termination of this Agreement in its entirety or with respect to one or more countries, Fovea is entitled during the following one hundred and eighty (180) days, to finish any work-in-progress and to sell any inventory of the product that remains on hand as of the date of the termination, so long as Fovea pays CombinatoRx the royalties applicable to said subsequent sales in accordance with the terms and conditions set forth in Section 5.3.

     11.6.3 Survival of Sublicense Rights If this Agreement terminates for any reason, any Sublicensee shall, from the effective date of such termination, automatically become a direct licensee of CombinatoRx with respect to the rights originally sublicensed to the Sublicensee by Fovea, and CombinatoRx agrees that it shall confirm the foregoing in writing at the request and for the benefit of the Sublicensee; provided, however, that such Sublicensee is not in breach of its sublicense agreement (or cures any such breach within thirty (30) days of the termination of this Agreement) and such Sublicensee agrees to comply with all of the terms of this Agreement to the extent applicable from the rights originally sublicensed to it by Fovea, and provided further that CombinatoRx shall not be bound by any duties or obligations contained in the sublicenses that extend beyond the duties and obligations assumed by CombinatoRx in this Agreement.

     11.6.4 Remedies. Early termination of this Agreement, other than pursuant to Section 11.3, by a Party shall in no way affect or limit such Party’s right to claim against the other Party for any damages arising out of the breach of this Agreement.

     11.7 Accrued Rights; Surviving Obligations. The termination of this Agreement shall not relieve the Parties from performing any obligations accrued prior to the date this Agreement terminates. All provisions of this Agreement which by their terms are intended to survive shall survive as the context requires.

ARTICLE 12 Dispute Resolution

     12.1 Negotiation of Parties. In the event of any dispute, claim or controversy arising out of, relating to or in any way connected to the interpretation of any provision of this Agreement, the performance of either Party under this Agreement or any other matter under this Agreement, including any action in tort, contract or otherwise, at equity or law (a “Dispute”), either Party may at any time provide the other Party written notice specifying the terms of such Dispute in reasonable detail. As soon as practicable after receipt of such notice, the Heads of both Fovea and CombinatoRx shall meet at a mutually agreed upon time and location for the purpose of resolving such Dispute. The Heads shall engage in good faith discussions and/or negotiations for a period of up to thirty (30) days to resolve the Dispute or negotiate an interpretation or revision of the applicable portion of this Agreement which is mutually agreeable to both Parties, without the necessity of formal procedures relating thereto. During the course of such discussion and/or negotiation, the Parties shall reasonably cooperate and provide information that is not materially confidential in order so that each of the Heads may be fully informed with respect to the issues in the Dispute.

     12.2 Resolution by an Expert. In the event that any non-business type Dispute (including, but not limited to, those relating to development, preclinical, regulatory, formulation, or intellectual property) is not resolved by the Heads pursuant to Section 12.1, then the Dispute shall be referred to an independent expert appointed by agreement of the Parties. The independent expert’s decision shall be final and binding and its costs shall be borne as directed by the independent expert. Each party shall cooperate in good faith with the expert. In the event that the Parties are unable to agree as to whether a particular dispute is governed by this Section 12.2, then this Section 12.2. shall be utilized to resolve such dispute.

     12.3 Arbitration. In the event any business-related Dispute is not resolved by the Heads pursuant to Section 12.1, then the Parties shall resolve such Dispute by final and binding arbitration. Whenever a Party decides to institute arbitration proceedings, it shall give written notice to that effect to the other Party. Arbitration shall be held in New York, New York, USA, according to the then-current commercial arbitration rules of the American Arbitration Association (“AAA”), except to the extent such rules are inconsistent with this Article 12. The arbitration will be conducted by a panel of three (3) arbitrators appointed in accordance with AAA rules; provided that each Party shall within thirty (30) days after the institution of the arbitration proceedings appoint one arbitrator each, and such arbitrators shall select, if available, a third arbitrator within thirty (30) days thereafter. If the two first arbitrators are unable to select a third arbitrator within such period, the third arbitrator shall be appointed in accordance with AAA rules. Any arbitrator chosen hereunder shall have educational training and industry experience sufficient to demonstrate a reasonable level of relevant scientific, financial, medical and industry knowledge. Within twenty (20) days of the selection of all arbitrators, each Party shall submit to the arbitrators a proposed resolution of the Dispute that is the subject of the arbitration (the “Proposals”). The arbitrators shall thereafter select one of the Proposals so submitted as the resolution of the Dispute, but may not alter the terms of either Proposal and may not resolve the Dispute in a manner other than by selection of one of the submitted Proposals. If a Party fails to submit a Proposal in accordance with the terms of this Section, the arbitrators shall select the Proposal of the other Party as the resolution of the Dispute. All arbitrators eligible to conduct the arbitration must agree to render their opinion(s) within thirty (30) days of the final arbitration hearing. No arbitrator (nor the panel of arbitrators) shall have the power to award punitive damages under this Agreement regardless of whether any such damages are contained in a Proposal, and such award is expressly prohibited. The proceedings and decisions of the arbitrators shall be confidential, final and binding on all of the Parties. Judgment on the award so rendered may be entered in a court having jurisdiction thereof. The Parties shall share the costs of arbitration according to the decision of the arbitrators. Nothing in this Section 12.2 will preclude either Party from seeking equitable relief in accordance with Section 13.1 or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding. Notwithstanding the foregoing, the Parties are not required to resolve disputes related to ownership, filing, prosecution, maintenance, defense or enforcement of Patents pursuant to this Section 12.2.

ARTICLE 13 Miscellaneous

     13.1 Remedies. The Parties acknowledge and agree that, in the event of a breach or a threatened breach by either Party of this Agreement for which it will have no adequate remedy at law, the other Party may suffer irreparable damage and, accordingly, shall be entitled to seek injunctive and other equitable remedies to prevent or restrain such breach or threatened breach, in addition to any other remedy they might have at law or at equity.

     13.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York in force therein without regard to its conflict of law rules or principles.

     13.3 Trademarks. (a) Fovea shall have the sole right to select Trademarks for the marketing and sale of Licensed Products in any country of the world, and Collaboration Products in the Fovea Territory. Fovea shall own such Trademarks and all rights and goodwill with respect thereto. CombinatoRx shall not, and shall cause its Affiliates to not, use any trademark that is the same as or confusingly similar to, misleading or deceptive with respect to or that dilutes the Trademarks. (b) CombinatoRx shall have the sole right to select Trademarks for the marketing and sale of the Collaboration Products in the CombinatoRx Territory. CombinatoRx shall own such Trademarks and all rights and goodwill with respect thereto. Fovea shall not, and shall cause its Affiliates to not, use any trademark that is the same as or confusingly similar to, misleading or deceptive with respect to or that dilutes the Trademarks. (c) The Parties shall have joint rights to select Trademarks for the marketing and sale of Collaboration Products in the Shared Territory.

     13.4 Amendment and Waiver. This Agreement may not be modified or amended except in a writing signed by both Parties. No provision of or right under this Agreement shall be deemed to have been waived by any act or acquiescence on the part of any Party, its agents or employees, but only by an instrument in writing signed by an authorized officer of such Party. No waiver by either Party of any breach of this Agreement by the other Party shall be effective as to any other breach, whether of the same or any other term or condition and whether occurring before or after the date of such waiver.

     13.5 Independent Contractors. Each Party represents that it is acting on its own behalf as an independent contractor and is not acting as an agent for or on behalf of the other Party, its Affiliates or any other Third Party (with respect to this Agreement). This Agreement and the relations hereby established by and between Fovea and CombinatoRx do not constitute a partnership, joint venture, agency or contract of employment between them.

     13.6 Assignment. Neither Party may assign its rights or, except as provided in Sections 2.3 and 2.4, delegate its obligations under this Agreement, whether by operation of law or otherwise, in whole or in part without the prior written consent of the other Party, which consent shall not be unreasonably withheld, except that Fovea shall always have the right, without such consent to perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates or Sublicensees, and may assign any or all of its rights and delegate any or all of its obligations hereunder to any of its Affiliates. Either Party may assign any or all of its rights and delegate any or all of its obligations hereunder, subject to Section 11.5 in the case of an assignment by CombinatoRx, to any successor in interest (whether by merger, acquisition, asset purchase or otherwise) to all or substantially all of the business to which this Agreement relates provided that the assigning Party shall provide written notice to the other within thirty (30) days after such assignment or delegation.

     13.7 Successors and Assigns. This Agreement shall bind and inure to the benefit of the Parties and their respective successors and permitted assigns.

     13.8 Notices. All communications hereunder shall be in writing and shall be sent (a) by prepaid registered or certified mail, return receipt requested, (b) by overnight express delivery service by a nationally recognized courier, or (c) via confirmed facsimile or telecopy, followed within five (5) days by a copy mailed in the preceding manner, addressed to the other party at the address shown below or at such other address for which such party gives notice hereunder. Such notice will be deemed to have been given when delivered or, if delivery is not accomplished by some fault of the addressee, when tendered.

If to CombinatoRx:	CombinatoRx, Incorporated
245 First St.
Third Floor
Cambridge, MA 02142
Attention: Jason Cole, Esq., Senior Vice President,
General Counsel

If to Fovea:	Fovea Pharmaceuticals SA
Institut de la Vision
1 rue Moreau
75012 Paris-France
Attention: Chief Executive Officer

With a copy to:	Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110
Attn: Julio E. Vega, Esq.

     13.9 Severability. In the event any provision of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision hereof. The Parties agree that they will negotiate in good faith or will permit a court or arbitrator to replace any provision hereof so held invalid, illegal or unenforceable with a valid provision which is as similar as possible in substance to the invalid, illegal or unenforceable provision.

     13.10 Captions. Captions of the Sections and subsections of this Agreement are for reference purposes only and do not constitute terms or conditions of this Agreement and shall not limit or affect the terms and conditions hereof,

     13.11 Word Meanings. Words such as herein, hereinafter, hereof and hereunder refer to this Agreement as a whole and not merely to a Section or paragraph in which such words appear, unless the context otherwise requires. The singular shall include the plural, and each masculine, feminine and neuter reference shall include and refer also to the others, unless the context otherwise requires.

     13.12 Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the transactions and matters contemplated hereby, including without limitation any licensing of the licensed technology, supersedes all prior agreements and understandings relating to the subject matter hereof, and no representations, inducements, promises or agreements relating to the subject matter hereof, whether oral or otherwise, between the Parties not contained herein or incorporated herein by reference shall be of any force or affect.

     13.13 Rules of Construction. The Parties agree that they have participated equally in the formation of this Agreement and that the language and terms of this Agreement shall not be presumptively construed against any of them.

     13.14 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures of the Parties will have the same effect as original signatures. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

     13.15 Compliance. The Parties shall comply fully with all applicable laws and regulations in connection with their respective activities under this Agreement.

     13.16 Force Majeure. Neither party shall be held responsible for any delay or failure in performance (with the exception of the payment of money) hereunder to the extent caused by strikes, embargoes, laws, regulations and governmental requirements, civil or military authorities, acts of God, earthquake, or by the public enemy or other causes reasonably beyond such party’s control and without such party’s fault or negligence; provided that the affected party notifies the unaffected party as soon as reasonably possible, and resumes performance hereunder as soon as reasonably possible following cessation of such force majeure event.

     13.17 Rights in Bankruptcy. All rights and licenses granted by Fovea to CombinatoRx under or pursuant to this Agreement, including amendments hereto, are, for all purposes of Section 365(n) of Title 11 of the U.S. Code (“Title 11”), licenses of rights to “intellectual property” as defined in Title 11. In the event of the commencement of a bankruptcy or insolvency proceeding by or against Fovea, CombinatoRx shall be entitled to a complete duplicate of (and complete access to) any such intellectual property and embodiments thereof. If not already in CombinatoRx’ possession, CombinatoRx shall have the right to immediate delivery of such intellectual property and embodiments upon written request.

     13.18 Further Assurances. Each Party shall perform all further acts and things and execute and deliver such further documents as may be necessary or as the other Party may reasonably require to implement or give effect to this Agreement.

IN WITNESS WHEREOF, each of the Parties hereto has caused its corporate seal to be affixed and this Agreement to be signed by its authorized representatives as of the Effective Date.

FOVEA PHARMACEUTICALS, SA		COMBINATORX, INCORPORATED

Signature		Signature
/s/ Bernard Gilly		/s/ Robert Forrester
Name:	Bernard Gilly	Name:	Robert Forrester
Title:	Chief Executive Officer	Title:	Interim President and Chief
Executive Officer